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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------


                                 AMENDMENT NO. 1


                                    FORM 10/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                          RIDGEWOOD ENERGY P FUND, LLC
             (Exact Name of Registrant as Specified in its Charter)

               Delaware                              86-1133315
   -------------------------------      ------------------------------------
   (State of other Jurisdiction of      (I.R.S. Employer Identification No.)
    Incorporation or Organization)


     1314 King Street, Wilmington, Delaware                 19801
    ----------------------------------------      ------------------------
    (Address of Principal Executive Offices)              (Zip Code)



        Registrant's telephone number, including area code (302) 888-7444


                              --------------------

     Securities to be registered pursuant to Section 12(b) of the Act: None


             Securities to be registered pursuant to Section 12(g)of the Act:

                              Title of each class:
                              --------------------

                          Shares of Membership Interest

Explanatory Paragraph

This Amendment No. 1 on Form 10/A (the "Form 10") to the Ridgewood Energy P Fund, LLC (the "Fund") Form 10 originally filed with the Securities and Exchange Commission (the "SEC") on April 21, 2006 is being filed in response to an SEC Comment Letter dated May 19, 2006 (the "Comment Letter") and therefore includes revisions and disclosures in response to the Comment Letter.

In addition, as reported under Item 4.02 of the Form 8-K filed by the Fund on October 24, 2006, on October 20, 2006, Ridgewood Energy Corporation (the "Manager") of the Fund concluded that the Fund's financial statements as of and for the period from March 21, 2005 (Inception) to December 31, 2005 (the "2005 Financial Statements") as included in the Fund's Form 10 filed with the SEC on April 21, 2006 should no longer be relied upon and should be restated to correct errors detected by management of the Fund. See Note 11 to the Audited Financial Statements for a discussion of the restatement.

This Form 10/A amends and restates in its entirety the original filing. All discussions, disclosures and financial information have been updated to include the Fund's most recent quarter ended June 30, 2006.

                                TABLE OF CONTENTS


                                                                                          Page
                                                                                          ----
Item 1.       Business                                                                       4
Item 1A.      Risk Factors                                                                  20
Item 2.       Financial Information                                                         29
Item 3.       Properties                                                                    36
Item 4.       Security Ownership of Certain Beneficial Owners and
                Management                                                                  37
Item 5.       Directors and Executive Officers                                              37
Item 6.       Executive Compensation                                                        39
Item 7.       Certain Relationships and Related Transactions                                39
Item 8.       Legal Proceedings                                                             40
Item 9.       Market Price of and Dividends on the Registrant's
                Common Equity and Related Stockholder Matters                               40
Item 10.      Recent Sales of Unregistered Securities                                       40
Item 11.      Description of Registrant's Securities to be Registered                       41
Item 12.      Indemnification of Directors and Officers                                     46
Item 13.      Financial Statements and Supplementary Data                                   46
Item 14.      Changes in and Disagreements with Accountants on Accounting
                and Financial Disclosure                                                    46
Item 15.      Financial Statements and Exhibits                                             47

ITEM 1. BUSINESS

GENERAL


     Ridgewood Energy P Fund, LLC (the "Fund") is a Delaware limited liability company and was formed on March 21, 2005 to acquire interests primarily in oil and natural gas projects located in the U.S. waters of the Gulf of Mexico. Ridgewood Energy Corporation ("Ridgewood Energy" or the "Manager"), a Delaware corporation, is the Manager. As the Manager, Ridgewood Energy has direct and exclusive control over the management and control of Fund operations. The Fund is engaged in the acquisition, development and production of oil and natural gas projects in the Gulf of Mexico. To date, the Fund has focused primarily on acquiring oil and natural gas projects in the shallow waters of the Gulf of Mexico in locations with access to existing gathering and processing infrastructure or where such infrastructure can be constructed economically and efficiently.

     The Fund initiated its private placement offering on May 16, 2005, selling whole and fractional shares of membership interests primarily at $150,000 per share. There is no public market for these shares and one is not likely to develop. In addition, the shares are subject to severe restrictions on transfer and resale and cannot be transferred or resold except in accordance with the Fund's LLC operating agreement and applicable federal and state securities laws. The offering was terminated on October 30, 2005. The Fund raised approximately $138.3 million. After payment of approximately $22.2 million in offering fees, commissions and investment fees, the Fund had approximately $116.1 million for investments and operating expenses. As of November 9, 2006, the Fund had 1,496 shareholders.


THE MANAGER


     Ridgewood Energy was founded in 1982 by Robert E. Swanson. As the Manager, Ridgewood Energy has direct and exclusive control over the management of the Fund's operations. With respect to project investment, Ridgewood Energy locates potential projects, conducts appropriate due diligence and negotiates and completes the transactions in which the investments are made. This includes not only review of existing title documents, reserve information, and other technical specifications regarding a project, but also the review and preparation of participation agreements and other agreements relating to an investment.

     In addition, Ridgewood Energy performs (or arranges for the performance of) the management and administrative services required for Fund operations. Among other services, Ridgewood Energy administers the accounts and handles relations with the shareholders, including tax and other financial information. In addition, Ridgewood Energy provides the Fund with office space, equipment and facilities and other services necessary for its operation. Finally, Ridgewood Energy manages and conducts the Fund's relations with custodians, depositories, accountants, attorneys, brokers-dealers, corporate fiduciaries, insurers, banks and others, as required.

     The Fund is required to pay all other expenses it incurs, including expenses of preparing and printing periodic reports for shareholders and the Securities and Exchange Commission ("SEC"), postage for mailings, commission fees, interest, taxes, outside legal, accounting and consulting fees, litigation expenses and other expenses, if any, properly payable by us. The Fund is required to reimburse the Manager for all such Fund expenses paid by them.

     As compensation for their management services, the Manager is entitled to
(i) an annual Management Fee, payable monthly, equal to 2.5% of the total Capital Contributions made by our shareholders and (ii) a 15% interest in the cash distributions made to our shareholders. The Manager received from the Fund for its management services a total of approximately $1.7 million, $1.9 million and $3.6 million for the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006, respectively. There have been no cash distributions to shareholders paid through June 30, 2006.


PROJECTS


     The Fund's primary investment objective is to generate cash flow for distribution to shareholders from the exploration and possible development of oil and natural gas prospects in the offshore waters of Texas, Louisiana and Alabama in the Gulf of Mexico ("GOM") on the Outer Continental Shelf ("OCS"). All of the Fund's projects are located in these offshore waters and the Manager anticipates future projects, if any, will likewise be located in the same waters of the Gulf of Mexico.

     The Fund owns a 40% working interest (as defined in Item 1. under "Working Interest in Oil and Natural Gas Leases") ownership in West Cameron 265/266 operated by Marathon Oil Co. ("Marathon"), a 30% working interest in South Marsh Island 231 operated by Stone Energy Corporation ("Stone"), a 22.5% working interest in West Cameron 109 operated by Nexen, Inc. ("Nexen"), a 5% working interest in Green Canyon 246 operated by Marathon, and a 43.3% working interest in West Cameron 593 operated by Newfield Exploration Company ("Newfield"). These projects are described more fully below and in the table included in Item 3. "Properties".

WEST CAMERON 265/266

     In 2005, the Fund acquired a 40% working interest from Marathon, the Operator. In consideration of this interest, the Fund has agreed to pay 60% of the drilling costs on the first well. The project is located in the center of the two federal lease blocks and had a five to seven reservoir potential, stacked one on top of the other between 11,000 feet and 19,000 feet. The well began drilling in February 2006. On May 16, 2006, the decision was made to plug and abandon the well. Dry-hole costs including plug and abandonment expenses incurred by the Fund for the six months ended June 30, 2006, the period ended December 31, 2005, and for the period March 21, 2005 (Inception) through June 30, 2006 were approximately $20.6 million, $0.6 million and $21.2 million, respectively.

SOUTH MARSH ISLAND 231

     In 2005, the Fund acquired a 30% working interest from Stone, the Operator. In consideration for our 30% working interest, the Fund has agreed to pay 50% of the drilling costs for the first well. The target was two natural gas reservoirs between 15,000 feet and 15,800 feet. The well began drilling on February 18, 2006 and reached its total depth of 15,800 feet on March 31, 2006, 44 days after the first day of drilling. Attempts to evaluate the well with electric wireline logs failed. The well was evaluated with logging while drilling (LWD) tools. The well was deemed to be non-commercial. On April 5, 2006 the decision was made to plug and abandoned the well. Dry-hole costs including plug and abandonment expenses incurred by the Fund for the six months ended June 30, 2006, the period ended December 31, 2005, and for the period March 21, 2005 (Inception) through June 30, 2006 were approximately $8.4 million, nil and $8.4 million, respectively.

WEST CAMERON 109

     In August 2006, the fund acquired a 22.5% working interest in the exploratory project West Cameron 109 from Nexen Inc, the operator. In consideration for our interest, the Fund has agreed to pay 30% of the drilling costs for the first well.

     This project is in approximately 43 feet of water and is about 17 miles offshore Louisiana. West Cameron 109 has high quality 3-D seismic data and is in close proximity to multiple discoveries on nearby leaseblocks. There are multiple targets between 16,000 and 17,200 feet. Target depth for the first proposed well is 16,517 feet. The well started drilling on September 1, 2006 and results are expected in November.

     No money has been spent on this project through June 30, 2006. The total budget for the Fund assuming success is approximately $23.0 million and includes two additional developmental wells and a platform.

GREEN CANYON 246

     In July 2006, the Fund acquired a 5% working interest in the exploratory project Green Canyon 246 from Marathon Oil, the operator. In consideration for our interest, the Fund has agreed to pay 10% of the drilling costs on the first well.

     The project is located offshore Louisiana in 3,280 feet of water. There are multiple target reservoirs between 13,000 and 17,000 feet. If successful, the Fund will have the option to process our proportionate share of oil approximately 5 miles away at Shell's Bullwinkle platform for $4.00 per barrel. This well is drilling 3,000 feet up-dip from a well on Green Canyon 202, the adjacent leaseblock to the North. There is a salt body barrier trap dividing Shell's field from ours.

     Marathon contracted the Diamond Offshore Ocean Voyager rig to drill this well and drilling was scheduled to begin on August 15, 2006. The rig was delayed because new MMS regulations required an upgrade to the mooring system, from 8 anchors to 12 anchors. As a result of the upgrade the well started drilling on September 30, 2006.

     No money has been spent on this project through June 30, 2006. The total budget for the Fund assuming success is approximately $20.6 million and includes 2 additional development wells, and two side-tracks.

WEST CAMERON 593

     In July 2006, the Fund acquired a 43.28% working interest in the exploratory project West Cameron 593 from Newfield Exploration, the operator.

     On August 15, 2006, the Fund started drilling West Cameron 593 a 12,849 foot single well project in approximately 257 feet of water offshore Louisiana. West Cameron 593 was deemed successful in mid September and both parties agreed to proceed with the completion of the well which will take approximately 5-6 weeks. A flow test will be performed on the well as soon as drilling is completed. The Fund anticipates putting this well on production during spring 2007. Newfield has an existing production platform approximately 10,000 feet away, also on lease block 593, that will produce and sell our proportionate share of gas after a flow-line is built to connect the production platforms. The well started drilling mid August 2006.

     No money has been spent on this project through June 30, 2006. The total budget for the Fund assuming success is approximately $12.41 million and includes the cost of the flow-line.


BUSINESS STRATEGY

     The Fund's primary investment objective is to generate cash flow from the acquisition, exploration, production and sale of crude oil and natural gas from oil and natural gas properties. The Fund has invested and participates in exploration and production projects located in the waters of the Gulf of Mexico offshore Texas, Louisiana and Alabama on the OCS. These activities are governed by the Outer Continental Shelf Lands Act ("OCSLA") enacted in 1953 and administered by the Mineral Management Services ("MMS"). The Fund generally looks to invest in projects that have been proposed by larger independent oil and natural gas companies seeking to minimize their risks by selling a portion of their interest in a project. These investments may require the Fund to pay a larger portion of the costs than its ownership interest would otherwise require. This is called a promote and is relatively typical in the oil and natural gas exploration industry. In addition, notwithstanding the sale of an interest to the Fund, the seller may retain a right for some period of time to payments from sales of oil and natural gas production from a well or project. This is called an overriding interest which is also relatively common in this industry. Notwithstanding any such promote or overriding interest, the Fund has tried to invest in projects that it believes contain sufficient commercial quantities of oil or natural gas and which are near (i) existing oil or natural gas gathering and processing infrastructure and (ii) developed markets where we can sell our oil or natural gas.

     The Fund tries to focus on projects that have significant reserve potential and which are projected to have the shortest time period from our investment to first production. However, the Fund does not operate these projects, and the manner in which and schedule pursuant to which its projects are developed and completed is determined exclusively by the operator and is beyond the Fund's ability to significantly influence. Moreover, when performing due diligence with respect to a project, we must rely on the independent reservoir engineers who are hired and paid, in most cases, by the operator. We do engage certain consultants for ourselves to examine and review such reserve estimates and seismic information on our behalf.


PLAN OF OPERATION FOR THE REMAINDER OF FISCAL YEAR 2006
-------------------------------------------------------


     The Fund does not act as an operator of any project or lease block in which it has invested. During the remainder of 2006, the Fund intends to monitor the drilling and, if applicable, the completion activities of the operators including, without limitation, review of expenditures and proposed budgets, participation in progress meetings, and general oversight of activities at the project.


ACQUISION CRITERIA
------------------


     The Manager has control over the selection of projects, the percentage investment and ownership interest acquired. In evaluating various potential investments, the Manager conducts due diligence of each such project against a list of factors that it believes will result in the selection of those projects that have the highest probability of success. These factors, in no particular order, include, but are not limited to, the following:


       o targeting projects that have or are expected to have operators with significant resources and experience in oil and natural gas exploration;

       o targeting projects that have or are expected to have partners that also have significant resources and experience in oil and natural gas exploration;


       o technical quality of the project including its geology, seismic profile, locational trends, and whether the project has potential for multiple prospects.


       o  oil or natural gas reserve potential;


       o whether and the extent to which the operator participates as a working interest owner in the project;

       o economic factors, such as potential revenues from the project, the rate of return, and estimated time to first production;


     o risk factors; the location of the project, whether it is a deep or shallow well, the partners and their experience, the size of the investment to the Fund, and investment diversification;


       o existence of drilling rigs, platforms and other infrastructure, at or nearby the project;

       o  proposed drilling schedule;

       o terms of the proposed transaction, including contractual restrictions and obligations and lease term; and

       o  overall cost of the project.


WORKING INTEREST IN OIL AND NATURAL GAS LEASES
----------------------------------------------

     Existing projects, and future projects, if any, are expected to be, located in the waters of the Gulf of Mexico offshore from Texas, Louisiana and Alabama on the OCS. The OCSLA, which was enacted in 1953, governs certain activities with respect to working interests and the exploration of oil and natural gas in the OCS.

     Under OCSLA, as amended, the United States federal government has jurisdiction over oil and natural gas exploration and development on the OCS. As a result, the United States Secretary of the Interior is empowered to sell exploration, development and production leases of a defined submerged area of the OCS, or a block, through a competitive bidding process. Such activity is conducted by the MMS, an agency of the United States Department of Interior. As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee. In addition, the OCSLA grants the Secretary of the Interior continuing oversight and approval authority over exploration plans throughout the term of the lease.

     The winning bidder(s) at the lease sale, or the lessee(s), are given a lease by the MMS that grants such lessee(s) the exclusive right to conduct oil and natural gas exploration and production activities within a specific lease block, or working interest. Leases in the OCS are generally issued for a primary lease term of 5, 8 or 10 years depending on the water depth of the lease block. The 5-year lease term is for blocks in water depths generally less than 400 meters, 8 years for depths between 400 meters to 800 meters and 10 years for depths in excess of 800 meters. During this primary lease term, except in limited circumstances, lessees are not subject to any particular requirements to conduct exploratory or development activities. However, once a lessee drills a well and begins production, the lease term is extended for the duration of commercial production.

     The lessee of a particular block, for the term of the lease, has the right to drill and develop exploratory wells and conduct other activities throughout the block. If the initial well on the block is successful, a lessee (or third-party operator for a project) may conduct additional geological studies and may determine to drill additional or development wells. If a development well is to be drilled in the block, each lessee owning working interests in the block must be offered the opportunity to participate in, and cover the costs of, the development well up to that particular lessee's working interest ownership percentage.


     Generally, working interests in an offshore gas lease under the OCSLA pay a 16.67% royalty to the MMS. Therefore, the net revenue interest of the holders of 100% of the working interest in the projects in which the Fund will invest is approximately 83.33% of the total revenue of the project, and, is further reduced by any other royalty burdens that apply to a lease block. However, as described below, the MMS has adopted royalty relief for existing OCS leases for those who drill deep oil and natural gas projects.

MINERAL MANAGEMENT SERVICES DEEP NATURAL GAS ROYALTY INCENTIVE
--------------------------------------------------------------

     On January 26, 2004, the MMS promulgated a rule providing incentives for companies to increase deep oil and natural gas production in the Gulf of Mexico (the "Royalty Relief Rule"). Under the Royalty Relief Rule, lessees will be eligible for royalty relief on their existing leases if they drill and perforate wells for new and deeper reserves at depths greater than 15,000 feet subsea. In addition, an even larger royalty relief would be available for wells drilled and perforated deeper than 18,000 feet subsea. It should be noted that the Royalty Relief Rule does not extend to deep waters of the Gulf of Mexico off the continental shelf nor does it apply if the price of natural gas exceeds $9.60 Million British Thermal Units ("mmbtu"). The Royalty Relief Rule is limited to leases in a water depth less than 656 feet, or 200 meters. With respect to the Fund's other projects that are currently drilling, the Fund will determine once completed if the project will be able to claim relief under the Royalty Relief Rule.

OIL AND NATURAL GAS AGREEMENTS
------------------------------

     None of the Fund's projects are producing and therefore no definitive arrangements have been made for the sale or transportation of oil and natural gas that may be produced from the Fund's projects. The Manager believes however, that it is likely that oil and natural gas from the Fund's other projects will have access to pipeline transportation and can be marketed in a similar fashion. All of the Fund's current projects are near existing transportation infrastructure and pipelines. As mentioned above in Acquisition Criteria, as part of the Manager's review of a potential project, access to existing transportation infrastructure is an extremely important factor as the existence of such infrastructure enables production from a successful well to get to market quickly.

OPERATOR
--------

     The projects in which the Fund has invested are operated and controlled by unaffiliated third-party entities acting as operators. The operator is responsible for drilling, administration and production activities for leases jointly owned by working interest owners and acts on behalf of all working interest owners under the terms of the applicable offshore operating agreements. In certain circumstances, operators will enter into agreements with independent third-party subcontractors and suppliers to provide the various services required for operating leases. Currently, the Fund's projects are operated by Marathon, Stone, Nexen and Newfield.

         Because the Fund does not operate any of the projects in which it has acquired an interest, shareholders must not only bear the risk that the Manager will be able to select suitable projects, but also that, once selected, such projects will be managed prudently, efficiently and fairly by the operators.

     Copies of the Fund's offshore operating agreements are attached hereto as exhibits.

INSURANCE
---------


     The Manager has obtained hazard, property, general liability and other insurance in commercially reasonable amounts to cover the projects, as well as general liability and similar coverage for its business operations. However, there is no assurance that such insurance will be adequate to protect the Fund from material losses related to the projects. In addition, the Manager's past practice has been to obtain insurance as a package that is intended to cover most, if not all, of the funds under its management. These projects are owned by affiliates of the Fund. While the Manager believes it has obtained adequate insurance in accordance with customary industry practices, the possibility exists, depending on the extent of the incident, that insurance coverage may not be sufficient to cover all losses. In addition, depending on the extent, nature and payment of any claims to the Fund's affiliates, yearly insurance limits may become exhausted and be insufficient to cover a claim made by the Fund in that year.


SALVAGE FUND
------------


     As to projects in which we own a working interest, we deposit in a separate interest-bearing account, or a salvage fund, which is in the nature of a sinking fund, money to help provide for our proportionate share of the cost of anticipated salvage value of dismantling production platforms and facilities, plugging and abandoning the projects, and removing the platforms, facilities and projects in respect of each of such projects after their useful life, in accordance with applicable federal and state laws and regulations. There is no assurance that the salvage fund will have sufficient assets to meet these requirements and any unfunded expenses, and the Fund may be liable for such expenses. The Fund has deposited approximately $1 million from capital contributions into a salvage fund which we estimate to be sufficient to meet our potential requirements. If management later determines the deposit and earned interest is not enough to cover the Fund's proportionate share of expense, the Fund will deposit payments from operating income to make up any differences. Any portion of a salvage fund that remains after the Fund pays its share of the actual salvage cost will be distributed to the shareholders. There are no legal restrictions on the withdrawal of the salvage fund.


SEASONALITY
-----------


     Generally, the Fund's business operations are not subject to seasonal fluctuations in the demand for oil and natural gas that would result in more of the Fund's oil and natural gas being sold, or likely to be sold, during one or more particular months or seasons. Once a project is drilled and reserves of oil and natural gas are determined to exist, the operator of the project extracts such reserves throughout the year. Oil and natural gas, once extracted, can be sold at any time during the year.

     However, the Fund's drilling, production and transportation operations are subject to seasonal risks, such as hurricanes, that may affect our ability to bring such oil or natural gas to the market and, consequently, affect the price for such oil and natural gas. The National Hurricane Center defines hurricane season in the Atlantic Region, Caribbean, and Gulf of Mexico to be from June 1 through November 30. During hurricane season, the number and intensity of and resulting damage from hurricanes in the Gulf of Mexico region could affect the gathering and processing infrastructure, drilling platforms or the availability or price of repair or replacement equipment. As a result, these factors may affect the supply and, consequently, the price of oil and natural gas resulting in an increase in price if supplies are reduced. However, even if commodity prices increase because of weather related shortages, the Fund may not be in a position to take immediate advantage of any such price increase if, as a result of such weather related incident, damage occurred to its projects, the gathering infrastructure or in the transportation network.

     The Manager has had past experiences which indicate the typical interruption in operations resulting from a hurricane that does not result in significant damage may be approximately three to seven days. The Manager has experienced the range of possible interruptions in operations due to hurricanes from as little as no damage and insignificant or no interruptions to significant damage and extended interruptions. However, it is of course impossible to predict whether and to what extent hurricanes and damage may occur and to what projects.


CUSTOMERS
---------


     The Fund's existing projects have not yet been developed to the point where reserves of oil and natural gas have been discovered or extracted. As a result, the Fund has not yet contracted with third parties to sell oil and natural gas and therefore has no customers or any one customer upon which it depends for more than ten percent (10%) of our revenues.


COMPETITION
-----------


     Strong competition exists in the acquisition of oil and natural gas leases and in all sectors of the oil and natural gas exploration and production industry. Although the Fund does not compete for the acquisition of working interests from the MMS, it does compete with other companies for the acquisition of percentage ownership interests in oil and natural gas working interests in the secondary market.

     In many instances, the Fund competes for projects with large independent oil and natural gas producers who generally have significantly greater access to capital resources, have a larger staff, and more experience in oil and natural gas exploration and production than the Fund. As a result, these larger companies are in a position that they could outbid the Fund for a project. However, because these companies are so large and have such significant resources, they tend to focus more on projects that are larger, have greater reserve potential, but cost significantly more to explore and develop. These larger projects increasingly tend to be projects in the deepwater areas of the Gulf of Mexico and the North Sea off the coast of Great Britain. However, the focus of these companies on larger projects does not necessarily mean that they will not investigate and/or acquire smaller projects in shallow waters for which we compete. Many of these larger companies have participated in the auctions for lease blocks directly from the U.S. Government. In such cases, these companies obtain from the U.S. Government 100% of the leasehold of a particular lease block in the Gulf of Mexico. In order to obtain even more resources to invest in other larger and more expensive projects, they diversify current holdings, including projects they own in the shallow waters of the Gulf of Mexico, by selling off percentage interests in these lease blocks. As a result, very good projects in the shallow waters of the Gulf of Mexico become available. The Fund, therefore, has opportunities to acquire interests in these smaller, yet economically attractive projects.


EMPLOYEES
---------

     The Fund has no employees as the Manager operates and manages the Fund.

REGULATIONS
-----------


     Oil and natural gas exploration, development and production activities are subject to extensive federal and state laws and regulations. Regulations governing exploration and development activities require, among other things, our operators to obtain permits to drill projects and to meet bonding, insurance and environmental requirements in order to drill, own or operate projects. In addition, the location of projects, the method of drilling and casing projects, the restoration of properties upon which projects are drilled and the plugging and abandoning of projects are also subject to regulations.

         OUTER CONTINENTAL SHELF LANDS ACT

     The Fund's projects are located in the offshore waters of the Gulf of Mexico on the OCS. The Fund's operations and activities, therefore, are governed by, among other things, the OCSLA, which was enacted in 1953.


     Under OCSLA, as amended, the United States federal government has jurisdiction over oil and natural gas development on the OCS. As a result, the United States Secretary of the Interior is empowered to sell exploration, development and production leases of a defined submerged area of the OCS, or a block, through a competitive bidding process. Such activity is conducted by the MMS, an agency of the United States Department of Interior. The MMS administers federal offshore leases pursuant to regulations promulgated under the OCSLA. Lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of offshore operations. In addition, approvals and permits are required from other agencies such as the U.S. Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency. Offshore operations are subject to numerous regulatory requirements, including stringent engineering and construction specifications related to offshore production facilities and pipelines and safety-related regulations concerning the design and operating procedures of these facilities and pipelines. MMS regulations also restrict the flaring or venting of production and proposed regulations would prohibit the flaring of liquid hydrocarbons and oil without prior authorization.

     The MMS has also imposed regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. Under certain circumstances, the MMS may require operations on federal leases to be suspended or terminated. Any such suspension or termination could adversely affect our operations and interests.

     The MMS conducts auctions for lease blocks of submerged areas offshore. As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee. In addition, the OCSLA grants the Secretary of the Interior continuing oversight and approval authority over exploration plans throughout the term of the lease.

         SALES AND TRANSPORTATION OF OIL AND NATURAL GAS

     The Fund expects to sell our proportionate share of oil and natural gas to the market and to receive market prices from such sales. These sales are not currently subject to regulation by any federal or state agency. However, in order for the Fund to make such sales, it is dependent upon unaffiliated pipeline companies whose rates, terms and conditions of transport are subject to regulation by the Federal Energy Regulatory Commission ("FERC"). The rates, terms and conditions are regulated by FERC pursuant to a variety of statutes including the OSCLA, the Natural Gas Policy Act and the Energy Policy Act of 1992. Generally, depending on certain factors, pipelines can charge rates that are either market-based or cost-of-service. In some circumstances, rates can be agreed upon pursuant to settlement. Thus, the rates that pipelines charge us, although regulated, are beyond our control. Nevertheless, such rates would apply uniformly to all transporters on that pipeline and, as a result, the impact to the Fund of any changes in such rates, terms or conditions would not impact its operations differently in any material way than the impact upon other oil or natural gas producers and marketers.

ENVIRONMENTAL REGULATION

     The Fund's operations are subject to pervasive environmental laws and regulations governing the discharge of materials into the air and water and the protection of aquatic species and habitats. However, although it shares the liability along with its other working interest owners for any environmental damage, most of the activities to which these environmental laws and regulations apply are conducted by the operator on our behalf. Nevertheless, environmental laws and regulations to which its operations are subject may require the Fund, or the operator, to acquire permits to commence drilling operations, restrict or prohibit the release of certain materials or substances into the environment, impose the installation of certain environmental control devices, require certain remedial measures to prevent pollution and other discharges such as the plugging of abandoned projects and, finally, impose in some instances severe penalties, fines and liabilities for the environmental damage that is caused by our projects.

     Some of the environmental laws that apply to oil and natural gas exploration and production are:

     The Oil Pollution Act. The Oil Pollution Act ("OPA") amends Section 311 of the Federal Water Pollution Act (the "Clean Water Act") and was enacted in response to the numerous tanker spills, including the Exxon Valdez that occurred in the 1980s. Among other things, the OPA clarifies the federal response authority to and increases penalties for spills. The OPA establishes a new liability regime for oil pollution incidents in the aquatic environment. Essentially, the OPA provides that a responsible party for a vessel or facility from which oil is discharged or which poses a substantial threat of a discharge could be liable for certain specified damages resulting from a discharge of oil, including clean-up and remediation, loss of subsistence use of natural resources, real or personal property damages, as well as certain public and private damages. A responsible party includes a lessee of an offshore facility.

     The OPA also requires a responsible party to submit proof of its financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. Under the OPA, parties responsible for offshore facilities must provide financial assurance of at least $35 million to address oil spills and associated damages. In certain limited circumstances, that amount may be increased to $150 million. As indicated earlier, the Fund has not been required to make any such showing to the MMS as the operator is responsible for such compliance. However, notwithstanding the operator's responsibility for compliance, in the event of an oil spill, the Fund, along with the operator and other working interest owners, could be liable under the OPA for the resulting environmental damage.

     Federal Water Pollution Act/Clean Water Act. Generally, the Federal Water Pollution Act/Clean Water Act imposes liability for the unauthorized discharge of petroleum products into the surface and coastal U.S. waters except in strict conformance with discharge permits issued by the federal (or state if applicable) agency. Regulations governing water discharges also impose other requirements, such as the obligation to prepare spill response plans. Again, the Fund's operators are responsible for compliance with the Clean Water Act although it may be liable for any failure of the operator to do so.


     Federal Clean Air Act. The Federal Clean Air Act restricts the emission of certain air pollutants. Prior to constructing new facilities, permits may be required before work can commence and existing facilities may be required to incur additional capital costs to add equipment to ensure and maintain compliance. As a result, the Fund's operations may be required to incur additional costs to comply with the Clean Air Act.


     Other Environmental Laws. In addition to the above, the Fund's operations may be subject to the Resource Conservation and Recovery Act, which regulates the generation, transportation, treatment, storage, disposal and cleanup of certain hazardous wastes, as well as the Comprehensive Environmental Response, Compensation and Liability Act which imposes joint and several liability without regard to fault or legality of conduct on classes of persons who are considered responsible for the release of a hazardous substance into the environment.


     The above represents a brief outline of the major environmental laws that may apply to the Fund's operations. The Fund believes that its operators are in compliance with each of these environmental laws and the regulations promulgated thereunder.

POTENTIAL TAX BENEFITS
----------------------

              The following discussion is a summary of the primary tax benefits of ownership of a membership interest in the Fund and does not include all possible tax benefits or other tax implications of such ownership.

         DEDUCTION OF INTANGIBLE DRILLING AND DEVELOPMENT COSTS


     Section 263(c) of the Internal Revenue Service (the "IRS") Tax Code (the

"Code") authorizes an election by the Fund to deduct as expenses intangible drilling and development costs incurred in connection with oil and natural gas properties at the time such costs are incurred in accordance with the Fund's method of accounting, provided that the costs are not more than would be incurred in an arm's length transaction with an unrelated drilling contractor. Such costs include, for example, amounts paid for labor, fuel, wages, repairs, supplies and hauling necessary to the drilling of the project and preparation of the project for production. Generally, this election applies to items that in themselves do not have salvage value. Alternatively, each Shareholder may elect to capitalize their share of the intangible drilling and development costs and amortize them ratably over a 60-month period.

     The Fund may enter into Carried Interest arrangements whereby the Fund would purchase interests in certain leases and agree to pay a disproportionate part of the costs of drilling the first project thereon. In such situations, the party who is paying more than their share of costs of drilling may not deduct all such costs as intangible drilling and development costs unless their percentage of ownership of the lease is not reduced before they have recovered from the first production of the project an amount equal to the cost they incurred in drilling, completing, equipping and operating the project. The Fund may not have this right in certain of the transactions of this type in which it may engage. If circumstances permit, however, the Fund will adopt the position that all of the intangible drilling and development costs incurred are deductible (even though such costs may be disproportionate to its ownership of the lease) on the basis that such arrangements constitute partnerships for federal income tax purposes and that the excess intangible drilling and development costs are specifically allocable to the Fund. There can be no assurance that this position would prevail against challenge by the IRS.

     In the case of a shareholder who constitutes an integrated oil company, 30% of the amount otherwise allowable as a deduction for intangible drilling costs under Section 263(c) must be capitalized and deducted ratably over a 60-month period beginning with the month the costs are paid or incurred. This provision does not apply to nonproductive projects. For this purpose, an integrated oil company is generally defined as an individual or entity with retail sales of oil and natural gas aggregating more than $5 million and refining more than 50,000 barrels per day for the taxable year.

     To the extent that drilling and development services were performed for the Fund in 2005, amounts incurred pursuant to bona fide arm's-length drilling contracts and constituting intangible drilling and development costs were deductible by the Fund in 2005. To the extent that such services are performed in 2006, however, the Fund will only be allowed to deduct for the year 2006 amounts that are:


       o incurred pursuant to bona fide arm's-length drilling contracts which provide for absolute noncontingent liability for payment, and

       o  attributable to wells spud within 90 days after December 31, 2005.

Sections 461(h)(1) and 461(i)(2) provide, in relevant part:

               ...in determining whether an amount has been incurred with respect to any item during any taxable year, the all events tests shall not be treated as met any earlier than when economic performance with respect to such item occurs.

                                      * * *


               ...economic performance with respect to the act of drilling an oil or natural gas well shall be treated as having occurred within a taxable year if drilling of the well commences before the close of the 90th day after the close of a taxable year.


     The clear implication of these provisions is that an amount incurred during a taxable year for drilling or completion services which could otherwise be accrued for tax purposes will not be disqualified as a deduction merely because the services are performed during the subsequent taxable year (provided that the services commence within the first 90 days of such subsequent year).

     Consequently, intangible drilling and development costs meeting the above criteria were deducted by the Fund in 2005 even though a portion of such costs are attributable to services performed during 2006.


     Each shareholder, however, may deduct their share of amounts paid in 2005 for services performed in 2006 only to the extent of their cash basis in the Fund as of the end of 2005. For this purpose, a taxpayer's cash basis in a tax shelter which is taxable as a partnership (such as the Fund) is the taxpayer's basis in the Fund determined without regard to any amount borrowed by the taxpayer with respect to the Fund which (a) is arranged by the Fund or by any person who participated in the organization, sale or management of the Fund (or any person related to such person within the meaning of Section 461(b)(3)(c)), or (b) is secured by any asset of the Fund. Inasmuch as cash basis excludes borrowing arranged by an extremely broad group of persons who could be related to a person who participated in the organization, sale or management of the Fund, it is not possible to express an opinion as to whether each Shareholder will be allowed to deduct their allocable share of any prepaid drilling expenses to the extent that they exceed their actual cash investment in the Fund.


         DEPLETION DEDUCTIONS


     Subject to the limitations discussed hereafter, the shareholders will be entitled to deduct, as allowances for depletion under Section 611 of the Code, their share of percentage or cost depletion, whichever is greater, for each oil and natural gas producing project owned by the Fund.

     Cost depletion is computed by dividing the basis of the project by the estimated recoverable reserves to obtain a unit cost, then multiplying the unit cost by the number of units sold in the current year. Cost depletion cannot exceed the adjusted basis of the project to which it relates. Thus, cost depletion deductions are limited to the capitalized cost of the project, while percentage depletion may be taken as long as the project is producing income.

The depletion allowance for oil and natural gas production will be computed separately by each shareholder and not by the Fund. The Fund will allocate to each shareholder their proportionate share of production and the adjusted basis of each Fund project. Each shareholder must keep records of their share of the adjusted basis and any depletion taken on the project and use their adjusted basis in the computation of gain or loss on the disposition of the project by the Fund.

     Percentage depletion with respect to production of oil and natural gas is available only to those qualifying for the independent producer's exemption, and is limited to an average of 1,000 barrels per day of domestic oil production or 6,000,000 cubic feet per day of domestic natural gas production. The applicable rate of percentage depletion on production under the independent producer exemption is 15% of gross income from oil and natural gas sales. The depletion deduction under the independent producer exemption may not exceed 65% of the taxpayer's taxable income for the year, computed without regard to certain deductions. Any percentage depletion not allowed as a deduction due to the 65% of adjusted taxable income limitation may be carried over to subsequent years subject to the same annual limitation. For a shareholder that is a trust, the 65% limitation shall be computed without deduction for distributions to beneficiaries during the taxable year.

     The determination of whether a shareholder will qualify for the independent producer exemption will be made at the shareholder level. A shareholder who qualifies for the exemption, but whose average daily production exceeds the maximum number of barrels on which percentage depletion can be computed for that year, will have to allocate their exemption proportionately among all of the properties in which they have an interest, including those owned by the Fund. In the event percentage depletion is not available, the shareholder would be entitled to utilize cost depletion as discussed above.

     The independent producer exemption is not available to a taxpayer who refines more than 50,000 barrels of oil on any one day in a taxable year or who directly or through a related person sells oil or natural gas or any product derived there from (i) through a retail outlet operated by them or a related person or (ii) to any person who occupies a retail outlet which is owned and controlled by the taxpayer or a related person. In general, a related person is defined by Section 613A of the Code as a corporation, partnership, estate, or trust in which the taxpayer has a 5% or greater interest. For the purpose of applying this provision: (i) bulk sales of oil or oil and natural gas to commercial or industrial users are excluded from the definition of retail sales;
(ii) if the taxpayer or a related person does not export any domestic oil or natural gas production during the taxable year or the immediately preceding year, retail sales outside the U.S. are not deemed to be disqualifying sales; and (iii) if the taxpayer's combined receipts from disqualifying sales do not exceed $5,000,000 for the taxable year of all retail outlets taken into account for the purpose of applying this restriction, such taxpayer will not be deemed a retailer.


         DEPRECIATION

     Costs of equipment, such as casing, tubing, tanks, pumping units, pipelines, production platforms and other types of tangible property and equipment generally cannot be deducted currently, but may be eligible for accelerated cost recovery. All or part of the depreciation claimed may be subsequently recaptured upon disposition of the property by the Fund or of a share by any shareholder.

     In addition, the Code provides for certain uniform capitalization rules which could result in the capitalization rather than deduction of Fund management fee and administration costs.

REPORTS TO SHAREHOLDERS


     The Fund does not anticipate providing annual reports to shareholders but will make available upon request copies of the Fund's periodic reports to the SEC on Form 10-K and on Form 10-Q.


AVAILABLE INFORMATION


     The Fund will be registered under Section 12(g) of the Securities Exchange Act (the "Act") and must comply with, among other things, the periodic reporting requirements of Section 13(a) of the Act. As a result, the Fund will prepare and file annual reports with the SEC on Form 10-K, quarterly reports on Form 10-Q and, from time to time, current reports on Form 8-K. Moreover, the Manager maintains a website at http://www.ridgewoodenergy.com that contains important information about the Manager, including biographies of key management personnel, as well as information about the oil and natural gas investments made by the Fund and the other investment programs managed by the Manager. Such information includes, without limitation, a map of the Gulf of Mexico that provides the location of every well and project managed by the Manager along with information as to whether the project is exploratory, in completion or producing. This information is publicly available (i.e., not password protected) and is updated regularly.

WHERE YOU CAN GET MORE INFORMATION

     The Fund will be filing annual, quarterly and current reports and certain other information with the SEC. Persons may read and copy any documents the Fund files at the SEC public reference room at 100 F Street, NE, Washington D.C. 20549. You may obtain information on the operation at the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. A copy of any such filings will be provided free of charge to any shareholder upon written request to the Fund at its business address 947 Linwood Avenue, Ridgewood, New Jersey 07450, ATTN: General Counsel.

ITEM 1A. RISK FACTORS


     The following risk factors should be considered carefully in addition to the other information contained in this registration statement. This Form 10/A contains forward-looking statements that involve risks and uncertainties. The Fund's actual results could differ materially from those contained in the forward-looking statements. Factors that may cause these differences include those discussed below as well as those discussed elsewhere in this registration statement.

         THE FUND'S EXPLORATION AND PRODUCTION ACTIVITIES ARE SUBJECT TO RISKS
         ---------------------------------------------------------------------
THAT IT CANNOT CONTROL AND IT MAY HAVE INSUFFICIENT INSURANCE TO COVER THESE
----------------------------------------------------------------------------
RISKS. TO THE EXTENT THE FUND IS NOT COVERED BY INSURANCE, IT COULD INCUR LOSSES
--------------------------------------------------------------------------------
AND LIABILITIES WHICH COULD REDUCE REVENUES, INCREASE COSTS OR ELIMINATE DOLLARS
--------------------------------------------------------------------------------
AVAILABLE FOR FUTURE EXPLORATION AND DEVELOPMENT PROJECTS.
----------------------------------------------------------

     Costs of drilling, completing and operating projects are often uncertain and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including:


       o  Fires, explosions, blowouts and cratering
       o  Equipment failures, casing collapse, pipe and cement failures
       o  Marine risks such as capsizing or collisions
       o  Adverse weather conditions, including hurricanes
       o  Shortages or delays in the delivery of equipment
       o  Acts of terrorism
       o  Environmental hazards
       o  Pipeline ruptures and discharge of toxic gases

     Many of the above-mentioned risks could result in damage to life and/or property or cause sustained interruption of production.


     Insurance to cover certain of these risks may be prohibitively expensive or unavailable, particularly with respect to acts of terrorism. Additionally, insurance coverage may not be sufficient to cover certain catastrophic events. The Fund could be liable for costs in excess of its insurance coverage.

     In addition, it is significantly less costly for insurance to be acquired and maintained by the Manager as a package that covers all of the oil and natural gas projects under its management. The majority of these projects are owned by other entities that are likewise managed by Ridgewood Energy. As a result, given insurance limits, if significant damage occurs to other projects owned by other investment vehicles managed by the Manager in any given year, the amount of insurance available to cover any damage to the Fund's projects could be significantly reduced.

         THE FUND'S INVESTMENT ACTIVITIES MAY RESULT IN UNSUCCESSFUL PROJECTS.
         ---------------------------------------------------------------------

     There is always significant risk that a project will not have commercially productive oil or natural gas reservoirs. In other words, the well may be a dry-hole. The successful acquisition of producing properties requires assessment of reserves, seismic and other engineering information, future commodity prices, operating costs and potential environmental liabilities. The Fund's assessment of these factors may not be successful.

         THE FUND HAS ALREADY EXPERIENCED DRY-HOLES AND FURTHER DRY-HOLES WILL
         ---------------------------------------------------------------------
ADVERSELY IMPACT THE FUND'S PROFITABILITY AND RETURNS.
------------------------------------------------------

     The Fund has already had two dry holes, West Cameron 265/266 and South Marsh Island 231. Cumulative dry-hole costs to the Fund for the six months ended June 30, 2006, the period ended December, 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006 totaled approximately $29.0 million, $0.6 million and $29.6 million, respectively. With respect to these dry-holes, the Fund does not anticipate incurring any significant future costs as all the wells have been plugged and abandoned. However, given that the Fund's capital is limited to the amount it raised (less various fees) in the offering of its shares, the aforementioned dry-holes, and every other dry-hole that the Fund may experience, has the effect of reducing the limited capital available for investment. In addition, because dry-holes reduce the capital available for additional investment, a significant number of dry-holes will reduce the returns of the Fund because the remaining capital, even if invested in successful wells, may not generate enough cash for investors to see significant or positive returns on their investments.

         THE FUND'S RESERVE ESTIMATES ARE INHERENTLY UNCERTAIN AND MAY BE
         ----------------------------------------------------------------
INACCURATE AND IF SO, MAY ADVERSELY AFFECT THE FUNDS REVENUE AND PROFITABILITY.
-------------------------------------------------------------------------------

     Once reserves are proved, there are many uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond our control. Estimates of reserves by necessity are projections based on engineering and geological data, including but not limited to volumetrics, reservoir size, reservoir characteristics, the projection of future rates of production and the timing of future expenditures. The accuracy of any reserve estimate is a function of the amount and quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers normally vary and may not be accurate. Development of our reserves may not occur as scheduled and the actual results may not be as estimated.

     In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such reserve and cost estimate upward or downward. Accordingly, reserve estimates are often different, sometimes materially, from the quantities ultimately recovered. The Manager reviews the reserve estimates provided by the operators of projects in which we participate and may retain independent reserve engineers to review such reserve estimates and/or conduct an independent review, as appropriate. Future performance that deviates significantly from reserve estimates could have a material effect (positive or negative) on our operations, business and prospects, as well as on the amounts of such reserves.

     Moreover, the Fund's estimated or proved oil and natural gas reserves and the estimated future net revenues from such reserves will be based upon various assumptions, including available geological, geophysical, engineering and production data. The process also requires certain economic assumptions such as oil and natural gas prices, drilling and operating expenses, capital expenditures, and availability of funds. As a result, the Fund is required to make assumptions and judgments, all of which can be wrong or inaccurate. Thus, these estimates are inherently imprecise and the quality and reliability of this information can vary, perhaps significantly, from actual results.

         THE PRICES THAT THE FUND MAY RECEIVE FOR ITS OIL OR NATURAL GAS ARE
         -------------------------------------------------------------------
HIGHLY VOLATILE AND UNPREDICTABLE AND MAY NOT BE SUFFICENT TO GENERATE ENOUGH
-----------------------------------------------------------------------------
CASH FLOW TO MAKE DISTRIBUTIONS TO INVESTORS.
---------------------------------------------

     When oil and natural gas production begins, the Fund's revenue, profitability and cash flow are highly dependent on the prices of oil and natural gas. Historically, the markets for crude oil and natural gas have been extremely volatile, and they are likely to continue to be volatile in the future. This volatility is caused by numerous factors and market conditions. Therefore, it is impossible to predict the future price of crude oil and natural gas with any certainty. Low commodity prices could have an adverse affect on our future profitability and, in such an event, we may be required by accounting rules to write down the carrying value of our projects.


     The Fund has not engaged in any price risk management programs or hedges to date and does not anticipate engaging in those types of transactions in the future.


         THE UNAVAILABILITY AND COST OF NEEDED EQUIPMENT MAY ADVERSELY AFFECT
         --------------------------------------------------------------------
THE FUND'S PROFITABILITY AND OPERATIONS.
----------------------------------------

     As a result of the increase in oil and natural gas prices, drilling activity in the Gulf of Mexico has increased significantly. Drilling rigs and other equipment have become harder to obtain and more costly to acquire, especially if weather occurrences, such as hurricanes, occur with frequency in the Gulf of Mexico. These circumstances could have a negative impact on the Fund's operations.

         THE FUND HAS A LIMITED AMOUNT OF CAPITAL AVAILABLE TO INVEST AND
         ----------------------------------------------------------------
THEREFORE HAS LIMITED ABILITY TO INVEST IN MANY MORE PROJECTS. FURTHER, EACH
----------------------------------------------------------------------------
UNSUCCESSFUL PROJECT ERODES THE FUND'S LIMITED CAPITAL.
-------------------------------------------------------



     The capital raised by the Fund in its private placement is more than likely all the capital it will be able to obtain for investments in projects. Given its structure, obtaining traditional financing from public markets is unlikely and it is not practical to assume the Fund can raise additional funds through a supplemental offering or through debt financing. As a result, it has little, if any, ability to grow its business beyond its current projects or through investing its available cash in new projects. In any event, the number of projects in which the Fund can invest will naturally be limited and each unsuccessful project the Fund experiences, if any, will not only reduce its ability to generate revenue, but also exhaust its limited supply of capital.


         THE FUND MAY INCUR COSTS TO COMPLY WITH THE MANY ENVIRONMENTAL AND
         ------------------------------------------------------------------
OTHER GOVERNMENTAL REGULATIONS THAT APPLY TO ITS OPERATIONS, WHICH MAY ADVERSELY
--------------------------------------------------------------------------------
IMPACT ITS ABILITY TO GENERATE CASH FLOW FOR DISTRIBUTIONS.
-----------------------------------------------------------

     The oil and gas industry, in general, and offshore activities, in particular, are subject to numerous governmental laws and regulations which may affect the ongoing and future operational decisions and financial results of the Fund. United States legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations which, among other things, require permits for the drilling of projects, impose construction, abandonment and remediation requirements, prevent the waste of natural gas and liquid hydrocarbons through restrictions on flaring, require drilling bonds and regulate environmental and safety matters. Additionally, governmental regulations may also impact the demand for oil and natural gas, which could adversely affect the price at which oil and natural gas is sold. The regulatory burden on the oil and natural gas industry increases its cost of doing business and, subsequently, affects its profitability. Finally, as additional legislation or amendments may be enacted in the future, the Fund is unable to predict the ultimate cost of compliance.

         THE FUND RELIES ON THIRD PARTIES TO OPERATE, MANAGE AND MAINTAIN ITS
         --------------------------------------------------------------------
PROJECTS OVER WHICH IT HAS LIMITED CONTROL. THEREFORE, DECISIONS MAY BE MADE BY
-------------------------------------------------------------------------------
THESE THIRD PARTIES THAT ADVERSELY AFFECT THE FUND OR ITS OPERATIONS.
---------------------------------------------------------------------

     Neither the Fund nor the Manager currently own or have any plans to acquire drilling or production equipment nor does the Fund or Manager maintain a staff of technical employees required for on-site drilling operations. Therefore, the Fund must rely on unrelated third party operators to oversee and/or perform all drilling, completion and ongoing maintenance and production activities for the projects in which it participates. For example, lack of operating control could lead to higher operating costs, drilling delays, increased rig costs or labor issues. As such, the Fund has little or no control over the day-to-day operations of these projects. However, the Fund has acquired and will continue to seek projects, to the extent of its available capital, in which the operators have significant resources, are experienced in offshore operations and have a long term presence and track record of success in the Gulf of Mexico.


         THE FUND OWNS PROJECTS JOINTLY WITH OTHER COMPANIES OVER WHOM IT HAS NO
         -----------------------------------------------------------------------
CONTROL AND WHO MAY INFLUENCE THE MANNER IN WHICH THE PROJECT IS OPERATED.
--------------------------------------------------------------------------

     The Fund participates in projects as a working interest owner along with other unrelated third party entities, including the operator. While the Manager may monitor and participate in decisions affecting exploration and development of the leases or projects in which the Fund participates, other decisions with respect to lease exploration and development activities may be controlled by the other participants and could be unfavorable to the Fund. Finally, the Fund could be held liable for the joint activity obligations or tortuous actions of the operator or other working interest owners. If our co-participants fail to pay their portion of the drilling and completion or ongoing maintenance costs, the project may lack sufficient funds to perform such work. As a result, the Fund, as well as the remaining working interest owners, may be required to pay such additional sums in order to complete drilling or development of the project.

         THE FUND FACES COMPETITION FROM LARGER ENTITIES WITH GREATER CAPITAL
         --------------------------------------------------------------------
RESOURCES WHICH COULD LIMIT THE NUMBER AND AVAILABILITY OF ECONOMICALLY
-----------------------------------------------------------------------
ATTRACTIVE PROJECTS.
--------------------

     As an independent oil and natural gas producer, the Fund faces competition in all aspects of its business. Many of its competitors are large, well-established companies that have significantly larger staffs and have greater capital resources. These companies may be able to pay more for a project or sustain losses for a longer period of time than the Fund.

         THE FUND MAINTAINS A SALVAGE FUND WHICH MAY BE INSUFFICIENT TO COVER
         --------------------------------------------------------------------
SUCH SALVAGE COSTS, IN WHICH EVENT THE FUND COULD BE LIABLE FOR ANY EXCESS.
---------------------------------------------------------------------------

     The Fund has created a salvage fund to cover certain anticipated salvage costs associated with our projects. The salvage fund may not have sufficient assets to meet salvage costs and thus the Fund may be liable for its proportionate share of the unfunded expenses if in excess of the salvage fund.

         THE FUND'S PROJECTS AND OPERATIONS ARE LOCATED EXCLUSIVELY IN THE GULF
         ----------------------------------------------------------------------
OF MEXICO AND ARE SUBJECT TO INTERRUPTIONS AND DAMAGE FROM HURRICANES WHICH
---------------------------------------------------------------------------
COULD ADVERSELY AFFECT THE FUND'S CASH FLOW DUE TO SUCH EXCLUSIVITY.
--------------------------------------------------------------------

     The Fund has invested in projects exclusively within the Gulf of Mexico and any future investments by the Fund in projects will likewise be located in the Gulf of Mexico. As a result of such exclusivity in location, the Fund is particularly susceptible to hurricane risks in that the impact to the Fund's operations of a severe storm or storms could be more pronounced and severe (depending on the storm, its path, and resulting damage) because the Fund does not have projects in other areas of the globe to offset such damage. If, for example, the Fund had projects in areas not affected by hurricanes those projects could still operate and generate cash flow during the interruptions in operations in the Gulf of Mexico. As it is, a hurricane, or series of hurricanes in a season, has the potential of interrupting all of the Fund's operations, at least for some period of time, if all of the Fund's projects were affected. In such event, the Fund would not have sufficient cash flow to make distributions to investors and, additionally and as disclosed earlier, insurance may not be sufficient to cover all of the damages caused by the hurricanes.


RISKS RELATED TO THE NATURE OF OUR SHARES.
------------------------------------------

         THE FUND'S SHARES HAVE SEVERE RESTRICTIONS ON TRANSFERABILITY AND
         ------------------------------------------------------------------
LIQUIDITY AND SHAREHOLDERS ARE REQUIRED TO HOLD THE SHARES FOR A LONG PERIOD OF
-------------------------------------------------------------------------------
TIME.
-----

     The Fund's shares are illiquid investments. There is currently no market for these shares. Because there will be a limited number of persons who purchase shares and because there are significant restrictions on the transferability of such shares under the Limited Liability Company agreement ("LLC agreement") and under applicable federal and state securities laws, it is expected that no public market will develop. Moreover, neither the Fund nor the Manager will provide any market for the shares. Shareholders are generally prohibited from selling or transferring their shares except in the circumstances permitted under the LLC agreement and applicable law, and all such sales or transfers require the Fund's consent, which it may withhold at its sole discretion. Accordingly, shareholders have no assurance that an investment can be transferred and must be prepared to bear the economic risk of the investment indefinitely.

         SHAREHOLDERS ARE NOT PERMITTED TO PARTICIPATE IN THE FUND'S MANAGEMENT
         ----------------------------------------------------------------------
OR OPERATIONS AND MUST RELY EXCLUSIVELY ON THE MANAGER.
-------------------------------------------------------

     Shareholders have no right, power or authority to participate in the Fund's management or decision making or in the management of the Fund's projects. The Manager has the exclusive right to manage, control and operate the Fund's affairs and business and to make all decisions relating to its operation.

         THE FUND'S ASSETS ARE ILLIQUID AND THEREFORE CASH FLOW FOR
         ----------------------------------------------------------
DISRIBUTIONS, IF ANY, MUST COME FROM OPERATIONS AND NOT FROM DISPOSITIONS OF
----------------------------------------------------------------------------
ASSETS.
-------

     The Fund's interests in projects are illiquid. It does not anticipate selling any interests in the projects, or any part thereof. Even if it elected to sell, it is likely that there will be little or no market for these assets. However, if the Fund were to attempt to sell any such interest, a successful sale would depend upon, among other things, the operating history and prospects for the project or interest being sold, proven oil and natural gas reserves, the number of potential purchasers and the economics of any bids made by them and the current economics of the oil and natural gas market. In addition, any such sale may result in adverse tax consequences to the shareholders. The Manager has full discretion to determine whether any project, or any partial interest, should be sold. Shareholders have no ability to override the decision of the Manager. Consequently, shareholders will depend on the Manager for the decision to sell all or a portion of a project, or retain it, for the benefit of the shareholders.

         THE FUND INDEMNIFIES ITS OFFICERS, AS WELL AS THE MANAGER AND ITS
         -----------------------------------------------------------------
EMPLOYEES, FOR CERTAIN ACTIONS TAKEN ON ITS BEHALF AND THEREFORE FUND ASSETS MAY
--------------------------------------------------------------------------------
BE USED TO REIMBURSE SUCH OFFICERS.
-----------------------------------

     The LLC agreement provides that the Fund's officers and agents, the Manager, the affiliates of the Manager and their respective directors, officers and agents when acting on behalf of the Manager or its affiliates on the Fund's behalf, will be indemnified and held harmless by the shareholders from any and all claims rising out of the Fund's management, except for claims arising out of bad faith, gross negligence or willful misconduct or a breach of the LLC agreement. Therefore, the Fund may have difficulty sustaining an action against the Manager, or its affiliates and their officers based on breach of fiduciary responsibility or other obligations to the shareholders.


         THE MANAGER WILL RECEIVE A MANAGEMENT FEE REGARDLESS OF THE FUND'S
         ------------------------------------------------------------------
PROFITABILITY AND, ADDITIONALLY, CASH DISTRIBUTIONS.
----------------------------------------------------


     The Manager is entitled to receive an annual management fee from the Fund regardless of whether the Fund is profitable in that year. The annual fee, payable monthly, is equal to 2.5% of total capital contributed by shareholders.

     In addition to its annual management fee, the Manager, as compensation for its management services, will receive 15% of our cash distributions to shareholders although the Manager has not contributed any cash to the Fund. Accordingly, shareholders contribute all of the cash utilized for the Fund's investments and activities. If the Fund's projects are unsuccessful, the shareholders lose 100% of their investment while the Manager, not having contributed any capital, will lose nothing.

     Inherent in these fee arrangements is the possibility of conflicts between the Fund's interests and the best interests of the Manager. The Manager may have incentive to act in its best interests rather than in the Fund's best interest by taking actions designed to increase its fees but with significant risk to the Fund. Any such conflict of interests will be addressed by the Manager as described subsequently. See, Conflicts of Interest.

     None of the compensation to be received by the Manager has been derived as a result of arm's length negotiations.

         UNDER DELAWARE LAW SHAREHOLDERS HAVE LIMITED ACCESS TO INFORMATION AND
         ----------------------------------------------------------------------
THEREFORE THE FUND AND MANAGER CAN RESTRICT CERTAIN INFORMATION, INCLUDING
--------------------------------------------------------------------------
SHAREHOLDER INFORMATION, MAKING COMMUNICATIONS WITH OTHER SHAREHOLDERS
----------------------------------------------------------------------
DIFFICULT. AS A RESULT, THE INFORMATION YOU RECIEVE ABOUT THE FUND AND ITS
--------------------------------------------------------------------------
ACTIVITIES WILL BE LIMITED TO WHAT THE MANAGER CHOOSES TO PROVIDE.
------------------------------------------------------------------

     Delaware law permits Delaware limited liability companies to restrict access to certain information provided that such restricted access is set forth in the LLC agreement. The Fund's LLC agreement contains provisions that limit shareholder access to certain sensitive or confidential information such as trade secrets, agreements or confidential or proprietary information. Moreover, shareholder access to information regarding other shareholders is likewise limited and the Fund may refuse to give shareholder information, such as name and address, of other shareholders, which could make it difficult for a shareholder to contact other shareholders. Nevertheless, shareholders do have access to tax, other financial information or any other reasonable information regarding Fund operations.

         CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY BE LESS THAN ANTICIPATED
         ----------------------------------------------------------------------
OR ESTIMATED.
-------------


     Distributions depend primarily on available cash from oil and natural gas operations. At times, distributions may be delayed to repay the principal and interest on Fund borrowings, if any, or to fund other costs, although the Fund does not anticipate such borrowings. The Fund's taxable income will be taxable to the shareholders in the year earned, even if cash is not distributed.

         BECAUSE THE MANAGER MANAGES MANY OTHER OIL AND NATURAL GAS FUNDS IT MAY
         -----------------------------------------------------------------------
HAVE CONFLICTS OF INTEREST IN ITS MANAGEMENT OF OUR OPERATIONS.
---------------------------------------------------------------

     Shareholders will not be involved in the management of the Fund's operations. Accordingly, they must rely on the Manager's judgment in such matters. Inherent with the exercise of its judgment, the Manager will be faced with conflicts of interest. While neither the Fund nor the Manager have specific procedures in place in the event of any such conflicting responsibilities, the Manager recognizes that it has fiduciary duties to the Fund in connection with its position and responsibilities as Manager and it intends to abide by such fiduciary responsibilities in performing its duties. Therefore, the Manager and its affiliates will attempt, in good faith, to resolve all conflicts of interest in a fair and equitable manner with respect to all parties affected by any such conflicts of interest. The Manager is not liable to the Fund for how conflicts of interest are resolved unless it has acted in bad faith, or engaged in gross negligence or willful misconduct.


TAX RISKS ASSOCIATED WITH AN INVESTMENT IN SHARES.
--------------------------------------------------


         Tax Risks Associated with the Structure of the Fund.


     The Fund is organized as a Delaware limited liability company and the Manager intends to qualify the Fund as a partnership for federal tax purposes. The principal tax risks to shareholders are that:

       o The Fund may recognize income taxable to the shareholders but may not distribute enough cash to cover the income taxes on the Fund's taxable income.

       o The allocation of Fund items of income, gain, loss, and deduction may not be recognized for federal income tax purposes.

       o All or a portion of the Fund's expenses could be considered either investment expenses (which would be deductible by a shareholder only to the extent the aggregate of such expenses exceeded 2% of such shareholder's adjusted gross income) or as nondeductible items that must be capitalized.

       o All or a substantial portion of the Fund's income could be deemed to constitute unrelated business taxable income, such that tax-exempt shareholders could be subject to tax on their respective portions of such income.


       o If any Fund income is deemed to be unrelated business taxable income, a shareholder that is a Charitable Remainder Trust could have all of its income from any source deemed to be taxable.
       o All or a portion of the losses, if any, allocated to the shareholders will be passive losses and thus deductible by the shareholder only to the extent of passive income.

       o The shareholders could have capital losses in excess of the amount that is allowable as a deduction in a particular year.


     Although the Fund has obtained an opinion of counsel regarding the matters described in the preceding paragraph, it will not obtain a ruling from the IRS as to any aspect of the Fund's tax status. The tax consequences of investing in the Fund could be altered at any time by legislative, judicial, or administrative action.

         If the IRS audits the Fund, it could require investors to amend or adjust their tax returns or result in an audit of their tax.

     The IRS may audit the Fund's tax returns. Any audit issues will be resolved at the Fund level by the Manager. If adjustments are made by the IRS, corresponding adjustments will be required to be made to the federal income tax returns of the shareholders, which may require payment of additional taxes, interest, and penalties. An audit of the Fund's tax return may result in the examination and audit of a shareholder's return that otherwise might not have occurred, and such audit may result in adjustments to items in the shareholder's return that are unrelated to the Fund operations. Each shareholder bears the expenses associated with an audit of that shareholder's return.

     In the event that an audit of the Fund by the IRS results in adjustments to the tax liability of a shareholder, such shareholder will be subject to interest on the underpayment and may be subject to substantial penalties. In addition, a number of substantial penalties could potentially be asserted by the IRS on any such deficiencies.

     The tax treatment of the Fund can not be guaranteed for the life of the Fund. Changes in law or regulations may adversely affect any such tax treatment.

     Deductions, credits or other tax consequences may not be available to shareholders. Legislative or administrative changes or court decisions could be forthcoming which would significantly change the statements herein. In some instances, these changes could have substantial effect on the tax aspects of the Fund. Any future legislative changes may or may not be retroactive with respect to transactions prior to the effective date of such changes. Bills have been introduced in Congress in the past and may be introduced in the future which, if enacted, would adversely affect some of the tax consequences of the Fund.

ITEM 2. FINANCIAL INFORMATION

A. SELECTED FINANCIAL DATA.


     The following table summarizes certain selected financial data for the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006. The year ended December 31, 2005 and as of December 31, 2005 information included below is derived from the audited financial statements included herein. The six months ended June 30, 2006, for the period March 21, 2005 (Inception) through June 30, 2006, and as of June 30, 2006 information included below is derived from the unaudited financial statements included herein and is prepared on a basis consistent with the audited financial statements. Although the date of formation of the Fund is March 21, 2005, the Fund did not begin operations until May 16, 2005 when it began its private offering of shares. There were no business activities prior to May 16, 2005. The information summarized below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Fund's audited Financial Statements and related Notes.

                                                                 For the period       For the period
                                                 Six months      March 21, 2005       March 21, 2005
                                                   ended       (Inception) through  (Inception) through
                                                June 30, 2006    December 31, 2005     June 30, 2006
                                                -------------    -----------------     -------------
                                                                    Restated *
Statement of Operations and Other
   Comprehensive Loss Data:
     Revenues                                   $          -        $          -        $          -
     Loss from operations                        (30,988,977)         (8,841,370)        (39,830,347)
     Net loss                                    (29,029,484)         (7,276,715)        (36,306,199)
     Total comprehensive loss                    (29,080,550)         (7,225,649)        (36,306,199)
     Net loss per share                         $    (30,521)       $     (7,492)       $    (38,014)
     Number of shares outstanding                   933.0600            933.0600            933.0600


Balance Sheet Data:                             June 30, 2006    December 31, 2005
                                                -------------    -----------------
                                                                   (Restated) *

   Cash and cash equivalents                    $ 44,136,130         $ 5,532,529
   Short-term investment in
     marketable securities                        44,356,361          83,770,050
   Salvage fund                                    1,034,981           1,013,598
   Oil and gas properties                                  -          24,941,650
   Total assets                                   89,546,055         115,337,659
   Total current liabilities                       3,406,490             117,544
   Total members' capital                         86,139,565         115,220,115
   Total liabilities and members' capital         89,546,055         115,337,659

* See note 11 to the audited financial statements for further details of restatement.

B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINACNIAL CONDITION AND RESULTS OF OPERATIONS


Overview of Our Business


     The Fund is an independent oil and natural gas producer. Our primary investment objective is to generate cash flow for distribution to our shareholders through participation in oil and natural gas exploration and development projects in the Gulf of Mexico. The Fund began its operations by offering our shares in a private offering on May 16, 2005. As a result of such offering, we raised approximately $138.3 million through the sale of 933.0600 shares of LLC membership interests. After the payment of approximately $22.2 million in offering fees, commissions and investment fees to Ridgewood Energy Corporation, affiliates and broker-dealers, the Fund retained approximately $116.1 million available for investment. Investment fees represent a one time fee of 4.5% of initial capital contributions. The fee is payable for the service of investigating and evaluating investment opportunities and affecting transactions when the capital contributions are made. Since inception in March 2005, the Fund has acquired an interest in five offshore projects and have participated in the drilling of five wells. During 2006 we were notified by the project operators that two of the five projects resulted in dry-holes. Currently we are awaiting the results on the other three projects, West Cameron 109, Green Canyon 246 and West Cameron 593. See Item 1. "Business - Projects" for a more detailed explanation.

     The Manager performs certain duties on the Fund's behalf including the evaluation of potential projects for investment and on-going administrative and advisory services associated with these projects. The Fund does not currently, nor is there any plan to, operate any project in which the Fund participates. The Manager enters into operating agreements with third-party operators for the management of all exploration, development and producing operations, as appropriate. As compensation for the above duties, the Manager is paid a one time investment fee (4.5%) for the evaluation of projects on the Fund's behalf and an annual management fee (2.5%), payable monthly, for ongoing administrative and advisory duties as well as reimbursement of expenses. The Manager also participates in distributions as additional compensation for its administrative and management services. See also Item 1. "Business".

     The following review of operations for the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006 should be read in conjunction with our financial statements and the notes thereto beginning on page F-1. Management's discussion and analysis has been revised for the effects of the restatement as discussed in
Note 11 to the audited financial statements.


Results of Operations


     For the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006 we had losses from operations of approximately $31.0 million, $8.8 million and $39.8 million, respectively. The losses for the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006, were primarily a result of two projects which were determined to be dry-holes, investment fees and management fees.

     Operating Revenues. From inception of the Fund in March 2005 through June 2006, the Fund has not recorded any operating revenues and is considered an exploratory stage enterprise.


Operating and Other Expenses


     Dry-hole costs. Dry-hole costs are those costs incurred to drill and develop a well that is ultimately found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of the well. In 2006, two of the projects which began drilling in 2006 were determined to be dry-holes. The following table summarizes dry-hole costs inclusive of plug and abandonment costs for the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006.

                                              For the period        For the period
                             Six months       March 21, 2005        March 21, 2005
                               ended       (Inception) through   (Inception) through
                           June 30, 2006     December 31, 2005      June 30, 2006
                           -------------     -----------------      -------------
   Dry-hole costs
    West Cameron 265         $20,612,300          $   581,450         $21,193,750
    South Marsh 231            8,424,635                    -           8,424,635
                             -----------          -----------         -----------
                             $29,036,935          $   581,450         $29,618,385
                             ===========          ===========         ===========

     Investment Fee. The Manager is paid a one time investment fee of 4.5% of initial capital contributions. The fee is payable for the service of investigating and evaluating investment opportunities and affecting transactions when the capital contributions are made. Investment fees incurred and paid during the period ended December 31, 2005 were approximately $6.3 million. There were no investment fees paid in 2006.

     Management Fee. The Manager receives an annual management fee, payable monthly, of 2.5% of total capital contributions. Management fees are charged to cover expenses associated with overhead incurred by the Manager for its on-going management, administrative and advisory services. Such overhead expenses include but are not limited to rent, payroll and benefits for employees of the Manager, and other administrative costs. Management fees incurred and paid for the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006 totaled approximately $1.7 million, $1.9 million and $3.6 million, respectively.

     General and Administrative Expenses. Accounting, legal, fiduciary fees and insurance expenses represent costs specifically identifiable or allocable to the Fund. Accounting and legal fees represent annual audit and tax preparation fees, quarterly reviews and filing fees of the Fund. Fiduciary fees represent bank fees associated with the management of the Fund's short-term investment portfolio in US Treasury Notes and have increased in 2006 due to greater investment activity. Insurance expense represents premiums related to well control insurance and directors and officers liability policy, and are allocated by the Manager to the Fund based on capital raised by the Fund to total capital raised by all oil and natural gas funds managed by the Manager.

     The following table summarizes general and administrative expenses for the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006.

                                                                    For the period       For the period
                                                    Six months      March 21, 2005       March 21, 2005
                                                      ended      (Inception) through  (Inception) through
                                                  June 30, 2006    December 31, 2005     June 30, 2006
                                                  -------------    -----------------     -------------
General and administrative expenses:
   Accounting and legal fees                          $ 95,748          $ 80,200            $175,948
   Fiduciary fees                                       86,992             8,072              95,064
   Insurance                                            39,527            32,943              72,470
   Other general and administrative expenses               473             6,472               6,945
                                                      --------          --------            --------
                                                      $222,740          $127,687            $350,427
                                                      ========          ========            ========

Other Income


     Other income is comprised solely of interest income and represents interest earned on money market accounts and short-term US Treasury Notes. Interest income for the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006 totaled approximately $2.0 million, $1.5 million and $3.5 million, respectively. In 2006, the average monthly interest income increased as a result of higher interest rates in 2006 as compared to 2005.


Other Comprehensive Income


     Other comprehensive income is comprised solely of unrealized gains on short-term investments and represents unrealized gains on available-for-sale marketable debt securities. For the period ended December 31, 2005, other comprehensive income totaled approximately $51 thousand. During 2006, the US Treasury Note reached its maturity and the unrealized loss was recorded to offset the previously recorded unrealized gain. As of June 30, 2006, all investments in short-term US Treasury Notes are considered held-to-maturity investments and are recorded at cost plus accrued interest.


Capital Resources and Liquidity


     The following table summarizes sources and uses of cash for the period March 21, 2005 (Inception) through June 30, 2006 and is not prepared in accordance with generally accepted accounting principles. This table is utilized internally by management to track resources and ensure the Fund does not over-allocate its funds. Management believes it provides readers a more thorough understanding of cash available for future investments.

                                                              For the period
                                                              March 21, 2005
                                                           (Inception) through
                                                              June 30, 2006
                                                              -------------
        Sources and uses of cash
           Initial private placement                          $ 138,343,669
           Fees (1)                                             (22,178,796)
                                                              -------------
           Net proceeds                                         116,164,873
           Interest income                                        3,542,048
                                                              -------------
           Total available for investment                       119,706,921
           Exploration and development expenditures             (26,301,596)
           Management fees                                       (3,580,644)
           Expenses (G&A, etc)                                     (350,427)
           Net payable                                               18,237
           Salvage fund                                          (1,000,000)
                                                              -------------
           Cash proceeds                                      $  88,492,491

        Reconciliation to GAAP
           Cash and cash equivalents                          $  44,136,130
           Short-term investment in marketable securities        44,356,361
                                                              -------------
           Cash proceeds                                      $  88,492,491

           Funds for future project development (2)
              2006                                              (30,746,789)
              2007                                              (28,690,000)
                                                              -------------
           Available uninvested capital - end of period       $  29,055,702
                                                              =============

     (1) Includes syndication costs of approximately $15.9 million and a one time investment fee of approximately $6.3 million both of which are paid to the manager.
     (2) The funds for future project development represents cash the Fund expects to use in future periods.

     The primary sources of cash during the period March 21, 2005 (Inception) through June 30, 2006 included the initial net cash contribution of approximately $138.3 million obtained from our private offering. Interest earned on money market accounts and short-term US Treasury Notes of approximately $3.5 million includes an accrual of approximately $2.1 million thus actual cash received was approximately $1.4 million. Interest income for the six months ended June 30, 2006 includes interest from US Treasury Notes.

     Cash outflows for the period March 21, 2005 (Inception) through June 30, 2006 included advances to operators for working interests and expenditures of approximately $24.9 million. Of this amount approximately $17.0 million related to the West Cameron 265/266 project and $7.9 million related to the South Marsh Island 231 project. The Fund expended an additional $0.6 million through December 31, 2005 and $0.8 million for the six months ended June 30, 2006 for exploration and development activities related to these projects.

     For the year ended December 31, 2005 the Fund invested $83.3 million in a six month Treasury Note. The Fund sold $6 million of the Treasury Note in January 2006 and received the remaining $79 million of proceeds upon its maturity in May 2006. During 2006 the Fund invested in three separate Treasury Notes totaling $83.0 million scheduled to mature in July, August and November 2006. Approximately $39.0 million of the investment is in three-month Treasury Notes which is included in cash and cash equivalents.

     For the six months ended June 30, 2006, exploration and development expenditures were approximately $0.8 million, of which approximately $0.3 million and $0.5 million related to West Cameron 265/266 and South Marsh Island 231, respectively. Most of our capital expenditures for our projects were made in 2005.

     Additional cash outflows of approximately $22.2 million were incurred for the year ended December 31, 2005. This amount is comprised of approximately $15.9 million relating to syndication costs and approximately $6.3 million relating to the one time investment fee paid to the Manager.

     We expect to meet our cash commitments for the next twelve months from our cash and investments on hand.


Exploration and Development

The following table represents oil and gas exploration and development costs included on the balance sheet and those amounts written-off to dry-hole costs included in the statement of operations as of and for the period ended December 31, 2005, along with budgeted amounts for future periods:

                                                     Actual            Budget (1)          Budget (1)
                                                      2005               2006                2007
                                                  ------------     ----------------    ----------------
Expenditure Category
   Capital
   Exploration
      Property acquisition costs                  $         -           $    80,000         $         -
      Exploratory drilling costs                            -            16,390,000           4,200,000
                                                  -----------           -----------         -----------
         Total exploration                                  -            16,470,000           4,200,000

Development
      Developmental drilling & facilities costs             -            10,960,000          24,490,000
                                                  -----------           -----------         -----------
         Total development                                  -            10,960,000          24,490,000

         Total exploration & development costs              -            27,430,000          28,690,000

         Dry-hole costs                               581,450            29,036,935                   -
                                                  -----------           -----------         -----------

         Total exploration, development and
            dry-hole costs                        $   581,450           $56,466,935         $28,690,000
                                                  ===========           ===========         ===========

      (1) Budget amounts assume well projects are commercially successful. If any of the budgeted exploratory projects are unsuccessful, budgeted development capital will be reallocated to one or more new unspecified projects. Budget 2006 includes actual expenditures incurred through June 30, 2006 of $28.6.

In spite of the number and intensity of storms and resulting damage by hurricanes in the Gulf of Mexico in 2005, the Fund has been fortunate that none of its wells were drilling at the time of the hurricanes.


Off-Balance Sheet Arrangements


     The Fund had no off-balance sheet arrangements as of June 30, 2006 and December 31, 2005 and does not anticipate the use of such arrangements in the future.

Contractual Obligations


     The Fund enters into operating agreements with operators. On behalf of the Fund, an Operator enters into various contractual commitments pertaining to exploration, development and production activities. The Fund does not discuss or negotiate any such contracts. No contractual obligations exist at June 30, 2006 and December 31, 2005.


C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     The Fund does not have or use, any derivative instruments nor does it have any plans to enter into such derivative arrangements. The Fund will generally invest cash in high-quality credit instruments consisting primarily of money market funds, bankers acceptance notes and government agency securities with maturities of six months or less. The Fund does not expect any material loss from cash equivalents and therefore believes its potential interest rate exposure is not material. The Fund has no plan to conduct any international activities and therefore believes it is not subject to foreign currency risk.

     The principal market risks to which the Fund is exposed that may adversely impact the Fund's results of operations and financial position are changes in oil and natural gas prices.

     Low commodity prices could have an adverse affect on our future profitability and, in such an event we may be required by accounting rules to write down the carrying value of our projects. Revenue to the Fund will be sensitive to changes in price to be received for oil and natural gas production. Prevailing market prices fluctuate in response to many factors that are outside of the Fund's control such as the supply and demand for oil and natural gas. Availability of alternative fuels as well as seasonal risks such as hurricanes can also impact the supply and demand.

     High oil and natural gas prices have resulted in a strong demand for and a tight supply of drilling rigs necessary to drill new projects. The increased cost in daily rig rates could have a negative impact on the return to shareholders in the Fund. The shortage of drilling rigs could delay the application of capital to such projects and thus delay revenue from operations.

     Projects drilled may not have commercially productive oil and natural gas reservoirs. In such an event, the Funds' revenue, future results of operations and financial condition would be adversely impacted.

ITEM 3. PROPERTIES


     The following table is a summary of our investments detailing the drilling risk and the actual dollars spent in millions on each project. The total spent on dry-holes represents the total amount spent on each project and subsequently written off.

                                                       Off-shore                   Drilling     Total Spent
                                                       Location       Target      Risk ($ in      6/30/06
                             Working                  in Gulf of      Depth        millions)      ($ in
   Lease Block               Interest   Operator        Mexico        (feet)          (b)        millions
   -----------               --------   --------        ------        ------          ---        --------

Currently Drilling
     Green Canyon 246            5.0%   Marathon Oil    Louisiana     16,000        $   4.2      $     -
     West Cameron 109           22.5%      Nexen        Louisiana     16,500        $   6.2      $     -
     West Cameron 593           43.3%    Newfield       Louisiana     12,700        $   6.1      $     -

Dry Holes (a)
     South Marsh Island 231     30.0%   Stone Energy    Louisiana     15,800        $   8.4      $   8.4
       West Cameron 265/266     40.0%   Marathon Oil    Louisiana     19,000        $  21.2      $  21.2

(a) Dry-hole costs represent wells that have been drilled but do not have commercially productive oil and/or natural gas reservoirs.

(b) Drilling risk represents the estimated dry-hole costs, leasehold costs or sunk costs including promote for project participation per AFE's adjusted for current operating conditions (i.e. projected cost overruns, increased drilling rates, etc).

     An affiliate, Ridgewood Energy R Fund, LLC, has a 5% working interest in the Green Canyon 246 project.

     An affiliate, Ridgewood Energy T Fund, LLC, has a 25% working interest in the Green Canyon 246 project.

     An affiliate, Ridgewood Energy T Fund, LLC, has a 22.5% working interest in the West Cameron 109 project.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to beneficial ownership of the shares as of June 30, 2006 and December 31, 2005 (no person owns more than 5% of the shares) by:

       o  each executive officer (there are no directors); and
       o  all of the executive officers as a group.


     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 933.0600 shares outstanding at June 30, 2006 and December 31, 2005. Other than the above, no officer and director owns any of the Fund's shares.
                                                Number
Name of beneficial owner                       of shares           Percent
------------------------                       ---------           -------


Robert E. Swanson (1), President and Chief
  Executive Officer.......................       2.6667                *
Executive officers as a group (1).........       2.6667                *

* Represents less than one percent.

(1) Includes shares owned by the spouse of Mr. Swanson or one of his Trust's.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS


     The Fund has engaged Ridgewood Energy as Manager. Ridgewood Energy was founded in 1982 and, as Manager, has very broad authority, including the election of executive officers.


     Executive officers of Ridgewood Energy and the Fund and their ages at December 31, 2005 are as follows:

   Name, Age and Position with Registrant              Officer Since*

   Robert E. Swanson, 58
   President and Chief Executive Officer                    1982

   W. Greg Tabor, 45
   Executive Vice President and
     Director of Business Development                       2004

   Robert L. Gold, 46
   Executive Vice President                                 1987

   Kathleen P. McSherry, 40
   Senior Vice President and                                2000
     Chief Financial Officer

   Daniel V. Gulino, 45
   Senior Vice President and General Counsel                2003

   Mary Lou Olin, 51
   Vice President and Secretary                             1982

* Each officer has served as an executive officer of the Fund since its inception.

     Set forth below is the name of, and certain biographical information regarding, the executive officers of Ridgewood Energy and the Fund:


Robert E. Swanson has served as the President, Chief Executive Officer, sole director, and sole stockholder of Ridgewood Energy since its inception. Mr. Swanson is also the controlling member of Ridgewood Power and Ridgewood Capital, affiliates of Ridgewood Energy. Mr. Swanson has been President and registered principal of Ridgewood Securities and has served as the Chairman of the Board of Ridgewood Capital since its organization in 1998. Mr. Swanson is a member of the New York State and New Jersey State Bars, the Association of the Bar of the City of New York and the New York State Bar Association. He is a graduate of Amherst College and Fordham University Law School.


Greg Tabor has served as the Executive Vice President and Director of Business Development for Ridgewood Energy since January 2004. Mr. Tabor was senior business development manager for El Paso Production Company from December 2001 to December 2003. From April 2000 to December 2001, Mr. Tabor was Vice President, Business Development for Madison Energy Advisors. Mr. Tabor is a graduate of the University of Houston.


Robert L. Gold has served as the Executive Vice President of Ridgewood Energy since 1987. Mr. Gold is also Executive Vice President of Ridgewood Power. Mr. Gold has also served as the President and Chief Executive Officer of Ridgewood Capital since its inception in 1998. Mr. Gold is a member of the New York State

Bar. He is a graduate of Colgate University and New York University School of
Law.

Kathleen P. McSherry has served as the Senior Vice President and Chief Financial Officer of Ridgewood Energy since 2000. Ms. McSherry has been employed by Ridgewood Energy since 1987, first as the Assistant Controller and then as the Controller before being promoted to Chief Financial Officer in 2000. Ms. McSherry also serves as Vice President of Systems and Administration of Ridgewood Power. Ms. McSherry holds a Bachelor of Science degree in Accounting.

Daniel V. Gulino has served as Senior Vice President and General Counsel of Ridgewood Energy since August 2003. Mr. Gulino also serves as Senior Vice President and General Counsel of Ridgewood Power Management, Ridgewood Power, and Ridgewood Capital and has done so since 2000. Mr. Gulino is a member of the New Jersey State and the Pennsylvania State Bars. He is a graduate of Fairleigh Dickinson University and Rutgers School of Law.


Mary Lou Olin has served as the Vice President and Secretary of Ridgewood Energy since its inception. Ms. Olin has been a Vice President of Ridgewood Power Management and Ridgewood Capital Management, LLC since their inception. Ms. Olin has a Bachelor of Arts degree from Queens College.

ITEM 6. EXECUTIVE COMPENSATION


     None of the executive officers receive compensation from the Fund. The Manager, or its affiliates, compensates the officers without additional payments by the Fund. See Item 7. "Certain Relationships and Related Transactions" for more information regarding Manager compensation and payments to affiliated entities.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     In connection with the sale of shares in 2005, Ridgewood Securities Corporation, an affiliate of the Manager, earned a placement fee and commissions totaling approximately $1.6 million included in syndication costs. The Manager earned an investment fee for the services of investigating and evaluating projects for future investment totaling approximately $6.3 million.

     The Manager was paid approximately $4.9 million to cover legal and syndication fees for the organization, distribution and offering expenses.

     The Manager receives an annual management fee, payable monthly, equal to 2.5% of total capital contributions, for general and administrative and management services supplied to us. Additionally, when distributions are made, the Manager is entitled to a portion of funds distributed to shareholders. For the six months ended June 30, 2006, the period ended December 31, 2005 and the period March 21, 2005 (Inception) through June 30, 2006 the manager was paid fees which totaled approximately $1.7 million, $1.9 million and $3.6 million, respectively. There have been no distributions for the period March 21, 2005 (Inception) through June 30, 2006.

     Profits and losses are allocated in accordance with the LLC operating agreement. In general, profits and losses in any year are allocated 85% to shareholders and 15% to the Manager. The primary exception to this treatment is that all items of expense, loss, deduction and credit attributable to the expenditure of shareholders' capital contributions are allocated 99% to shareholders and 1% to the Manager.

ITEM 8. LEGAL PROCEEDINGS

     None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


     There is currently no established public trading market for the shares of membership interest of the Fund. The Fund is not currently offering or proposing to offer any shares for sale to the public. There are no outstanding options or warrants to purchase, or securities convertible into shares and the Fund does not have any equity-based compensation plans. The shares are restricted as to resale. Shareholders wishing to transfer shares should also consider the applicability of state securities laws. The shares have not been registered under the Securities Act, or under any other similar law of any state (except for certain registrations that do not permit free resale) in reliance upon what the Fund believes to be exemptions from the registration requirements contained therein. Because the shares have not been registered, they are restricted securities as defined in Rule 144 under the 1933 Act.


     As of the date of this filing, there were approximately 1,496 holders of Fund shares.

     To date, the Fund has not declared or paid cash dividends to the Fund shareholders. Ridgewood Energy Corporation, the Manager, may distribute dividends from available cash from operations as defined in the Fund LLC operating agreement.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     During the period from May 16, 2005 until October 30, 2005, the Fund issued an aggregate of 933.0600 shares for gross proceeds of approximately $138.3 million. All sales of unregistered securities relied on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. All of the sales were made without the use of an underwriter. All purchasers of shares represented and warranted to the Fund that they were accredited investors as defined in Rule 501(a) under the Securities Act and that the shares were being purchased for investment and not for resale.

     From the amount raised, approximately $15.9 million was disbursed for commissions and legal syndication fees. Additionally, approximately $6.3 million was paid as an investment fee to Ridgewood Energy Corporation, the Manager, for the investigation and evaluation of investment property prospects. Remaining funds are expected to be used for exploration and development activities of oil and gas properties as well as the operation of the Fund.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The shares to be registered hereunder are shares of membership interest in the Fund, which is a limited liability company. The following is a summary of certain provisions of the LLC operating agreement.

         CONTROL OF LLC OPERATIONS

     The powers vested in the Manager under the LLC operating agreement are broad. The Manager has full, exclusive and complete discretion in the management and control of the affairs of the Fund and shareholders have no power to take part in the management of, or to bind, the Fund.

     The Fund's officers are appointed by the Manager and may be removed by it at any time. Additionally, the Manager may authorize any sale, lease, pledge or other transfer of substantially all of a Fund's assets without a vote of the shareholders.

         AMENDMENTS AND VOTING RIGHTS

     The Manager may amend the LLC operating agreement without notice to or approval of the holders of shares for the following purposes:

       o  to cure ambiguities or errors;
       o to equitably resolve issues arising under the LLC operating agreement so long as similarly situated shareholders are not treated materially differently;
       o to comply with law; to make other changes that will not materially and adversely affect any shareholder's interest;
       o to maintain the federal income tax status of the Fund or any shareholder, as long as no shareholder's liability is materially increased; or

       o to make modifications to the computation of items affecting the shareholders' capital accounts to comply with the Code or to reflect the creation of an additional class or series of shares and the terms thereof.


     Other amendments to the LLC operating agreement may be proposed either by the Manager or by Fund shareholders. A vote on the proposal may be made by either by calling a meeting of the shareholders or by soliciting written consents. Proposed amendments require the approval of shareholders who hold of record at least a majority of the total shares on the record date for the action, given at a meeting of shareholders or by written consents. Any amendment requiring shareholder action (other than an amendment to allow the Fund to be taxed other than as a partnership) may not increase any shareholder's liability change the capital contributions required of him or her or his or her rights in interest in the Fund's profits, losses, deductions, credits, revenues or distributions in more than a de minimis matter, or change his or her rights on dissolution or any voting rights without the shareholder's consent. Any amendment that changes the Manager's management rights requires its consent. Generally, shareholders have no right to vote on matters not involving an amendment to the LLC operating agreement or the removal of the Manager. However, if any other matter does require a vote of shareholders, it must be approved by shareholders who own of record at least a majority of the total shares, or if a different vote is required by law, each shareholder will have voting rights equal to his or her total shares for purposes of determining the number of votes cast or not cast.

     For all purposes, a majority of the shares is a majority of the issued and outstanding shares, including those owned, if any, by the Manager or its affiliates. A majority of the shares voted is insufficient if it is less than a majority of the outstanding shares.

     The consent of all holders of shares is required for dissolving or terminating the Fund, other than as provided by the LLC operating agreement; or adding a new Manager except as described below.

         PARTICIPATION IN COSTS AND REVENUES

     Available cash determines what amounts in cash the Fund will be able to distribute in cash to shareholders. There are two types of available cash:


       o available cash from dispositions is total cash received by the Fund from the proceeds of the sale or other disposition of the Fund's Property (including items such as insurance proceeds, refinancing proceeds, condemnation proceeds and other amounts received out of the ordinary course of business), but excluding dispositions of temporary investments of the Fund; and

       o  available cash from operations is all other available cash.


     Available Cash from Dispositions and Available Cash from Operations are defined in the LLC operating agreement and are not defined by and are not the same as similar concepts under generally accepted accounting principles.

     There is no fixed requirement to distribute available cash. Instead, available cash will be distributed to shareholders to the extent, and at such times, as the Fund believes is advisable. Once the amount and timing of a distribution is determined, it shall be made to shareholders as described below.

         DISTRIBUTIONS FROM OPERATIONS

     At various times during a calendar year, the Fund will determine whether there is enough available cash from operations for a distribution to shareholders. The amount of available cash from operations determined to be available, if any, will be distributed to the shareholders. At all times, the Manager will be entitled to 15% and shareholders will be entitled to 85% of the available cash from operations distributed.

         DISTRIBUTIONS OF AVAILABLE CASH FROM DISPOSITIONS

     Available cash from dispositions that the Fund decides to distribute will be paid as follows:

       o before shareholders have received total distributions (including distributions from available cash from operations and available cash from dispositions) equal to their capital contributions, 99% of available cash from dispositions will be distributed to shareholders and 1% to the Manager; and

       o after shareholders have received total distributions (including available cash from operations and available cash from dispositions) equal to their capital contributions, 85% of available cash from dispositions will be distributed to shareholders and 15% to the Manager.

         GENERAL DISTRIBUTION PROVISIONS

     Distributions to shareholders under the foregoing provisions will be apportioned among them in proportion to their ownership of shareholder shares. The Manager has the sole discretion to determine the amount and frequency of any distributions. However, distributions may not be made selectively to one shareholder or group of shareholders, but must be made ratably to all shareholders entitled to that type of distribution at that time. The Manager in its discretion nevertheless may credit select persons with a portion of its compensation from the Fund or distributions otherwise payable to the Manager.

         RETURN OF CAPITAL CONTRIBUTIONS

     If the Fund for any reason at any time does not find it necessary or appropriate to retain or expend all capital contributions, it may, in its sole discretion, return any or all of such excess capital contributions ratably to shareholders. A return of capital contributions is not treated as a distribution. The Fund and the Manager will not be required to return any fees deducted from the original capital contribution or any costs and expenses incurred and paid by the Fund. The shareholders will be notified of the source of the payment. Any such return of capital will decrease the shareholders' capital contributions.


         VOLUNTARY ADDITIONAL CAPITAL CONTRIBUTIONS AND SUPPLEMENTAL OFFERING OF SHARES

     The LLC operating agreement does not provide for any mandatory assessments of capital from shareholders. This means that the Fund cannot require any shareholder to contribute more money after such shareholder completes his subscription and pays his initial capital contributions.

     If voluntary additional capital contributions are requested by the Fund to fund additional project activities, the Manager will do so through a supplemental offering of shares in the Fund. The LLC operating agreement provides the Manager with discretion in determining the nature, scope, amount and terms of such supplemental offering.

     A shareholder who elects to not participate in any supplemental offering of shares and does not provide additional capital contributions for such additional project activities will have no interest in such additional project activities, but will retain his interest in the projects in which the Fund has already invested. The failure of a shareholder to participate in a supplemental offering may have a dilutive effect on such shareholder's investment.


         REMOVAL OF MANAGER

     Shareholders may propose the removal of the Manager, either by calling a meeting or soliciting consents in accordance with the terms of the LLC operating agreement. Removal of the Manager requires the affirmative vote of shareholders who are holders of record of at least a majority of the total shareholder shares. Removal of a Manager causes us to terminate the Fund's operations and dissolve the Fund unless a majority of the shareholder shares elects to continue operations. The shareholders may replace the removed Manager or fill a vacancy by vote of shareholders who hold of record a majority of the total shareholder shares.

     If the Manager is removed, resigns (other than voluntarily without cause) or is unable to serve, it may elect to exchange its management rights and rights to distributions, if any, for a series of cash payments from the Fund in amounts equal to the amounts of distributions to which the Manager would otherwise have been entitled under the LLC operating agreement in respect of investments made by the Fund prior to the date of any such removal, resignation or other incapacity. The removed Manager would continue to receive its pro rata share of all allocations to shareholders as provided in the LLC operating agreement which are attributable to any shareholder shares owned by it.

     Alternatively, the removed Manager may elect to engage a qualified independent appraiser and cause the Fund to engage another qualified independent appraiser (at the Fund's expense in each case) to value the Fund property as of the date of such removal, resignation or other incapacity as if the property had been sold at its fair market value so as to include all unrealized gains and losses. If the two appraisers cannot agree on a value, they would appoint a third independent appraiser (whose cost would be borne by the Fund) whose determination, made on the same basis, would be final and binding.

     Based on the appraisal, the Fund would make allocations to the removed Manager's capital account of profits, losses and other items resulting from the appraisal as of the date of such removal, resignation or other incapacity as if the Fund's fiscal year had ended, solely for the purpose of determining the Manager's capital account. If the removed Manager has a positive capital account after such allocation, the Fund would deliver a promissory note of the Fund to the Manager, the principal amount of which would be equal to the Manager's capital account and which would bear interest at a rate per annum equal to the prime rate in effect at Chase Manhattan Bank, N.A. on the date of removal, resignation or other incapacity, with interest payable annually and unpaid principal payable only from 25% of any available cash before any distributions thereof are made to the shareholders under the LLC operating agreement.

     If the capital account of the removed Manager has a negative balance after such allocation, it would be obligated to contribute to the capital of the Fund in its sole discretion either cash in an amount equal to the negative balance in its capital account or a promissory note to the Fund in such principal amount maturing five years after the date of such removal, resignation or other incapacity, bearing interest at the rate specified above. If the removed Manager chose to elect the appraisal alternative, its entire interest in the Fund would be terminated other than the right to receive the promissory note and payments thereunder as provided above.

         DISSOLUTION OF FUND

     The Fund will dissolve and terminate its operations on the earliest to occur of (a) December 31, 2040, (b) the sale of substantially all of the Fund's Property, (c) the removal, dissolution, resignation, insolvency, bankruptcy, death or other legal incapacity or disqualification of the Manager, (d) the vote of either all shareholders or of the Manager and shareholders who own at least a majority of the shareholder shares of record or (e) any other event requiring dissolution by law. The Fund will wind up its business after dissolution unless
(i) the Manager and shareholders who own at least a majority of the shareholder shares of record or (ii) if there is no Manager, shareholders who own at least a majority of the shareholder shares of record, elect to continue the Fund. The Manager (or in the absence thereof, a liquidating trustee chosen by the shareholders) will liquidate the Fund's assets if it is not continued.

         TRANSFERABILITY OF INTERESTS

     No shareholder may assign or transfer all or any part of his or her interest in the Fund and no transferee will be deemed a substituted shareholder or be entitled to exercise or receive any of the rights, powers or benefits of a shareholder other than the right to receive distributions attributable to the transferred interest unless (i) such transferee has been approved and accepted by the Fund, in its sole and absolute discretion, as a substituted shareholder, and (ii) certain other requirements set forth in the Fund's LLC operating agreement (including receipt of an opinion of counsel that the transfer does not have adverse effects under the securities laws and the Investment Company Act of
1940) have been satisfied.

     The Manager may not resign except for cause (which cause does not include the fact or determination that continued service would be unprofitable to it) and may not transfer its interest in the Fund except to pledge it as security for a loan to the Manager if the pledge does not reduce cash flow distributable to other shareholders.

         LIABILITY

     Assuming compliance with the LLC operating agreement and applicable formative and qualifying requirements in Delaware and any other jurisdiction in which the Fund conducts its business, a shareholder will not be personally liable under Delaware law for any obligations of the Fund, except to the extent of any unpaid capital contributions, except for the amount of any wrongful distributions that render the Fund insolvent and except for indemnification liabilities arising from any misrepresentation made by him or her to the Fund when purchasing shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware Limited Liability Company Act permits a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.


     The Fund's LLC operating agreement provides that each managing person (which includes the Manager and the Fund's officers, agents, consultants and affiliates and their directors, trustees, officers, agents and affiliates when acting on behalf of the Fund) will be indemnified and held harmless to the full extent of the Fund's assets (and to the maximum extent permitted by applicable law) from any loss or damage incurred by the managing person, including any amounts paid in settlement of any claims incurred in connection with the Fund or in connection with claims by the Fund, in the right of the Fund or by or in right of any shareholder, due to any act or omission performed or omitted by the managing person, if the managing person, in good faith, determined that such course of conduct was in the Fund's best interest and the course of conduct did not constitute bad faith, gross negligence or willful misconduct by such managing person.

     The Fund's LLC operating agreement provides that the Fund will not indemnify any managing person for liability imposed or expenses incurred in connection with any claim arising out of an alleged violation of any federal or state securities laws, unless the claim is successfully adjudicated on the merits in favor of the managing person, dismissed with prejudice on the merits, or subject to a court approved settlement.

     The Manager has full and complete discretion to authorize indemnification of any managing person consistent with the requirements of the LLC operating agreement at any time, regardless of whether a claim is pending or threatened and regardless of any conflict of interest between the Manager and the Fund that may arise in regard to the decision to indemnify a managing person.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


     See Item 15. "Financial Statements and Exhibits".


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


     As reported on a Form 8-K filed with the United States Securities and Exchange Commission ("SEC") on July 27, 2006, the Manager of the Fund dismissed Perelson Weiner, LLP as the Fund's independent registered public accountants effective June 8, 2006.

     As reported on a Form 8-K filed with the SEC on July 13, 2006, the Manager of the Fund appointed Deloitte & Touche LLP ("D&T") as the Fund's independent registered public accountants effective July 12, 2006.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

            (a) Index to Financial Statements:

Report of Independent Registered Public Accounting Firm                                                    F-1
Balance Sheets as of June 30, 2006 (unaudited) and December 31, 2005 (restated)                            F-2
Statements of Operations and Other Comprehensive Loss, for the six months ended
   June 30, 2006 (unaudited), for the period from March 21, 2005 (Inception) to
   December 31, 2005 (restated), and for the period from March 21, 2005 (Inception)
   to June 30, 2006 (unaudited)                                                                            F-3
Statements of Changes in Members' Capital , for the six months ended June 30, 2006 (unaudited), for the period from March 21, 2005 (Inception) to December 31, 2005 (restated),
   and for the period from March 21, 2005 (Inception) to June 30, 2006 (unaudited)                         F-4
Statements of Cash Flows, for the six months ended June 30, 2006 (unaudited), for the period from
   March 21, 2005 (Inception) to December 31, 2005 (restated), and for the period from
   March 21, 2005 (Inception) to June 30, 2006 (unaudited)                                                 F-5
Notes to Audited Financial Statements                                                                      F6-15

            (b) Exhibits:

EXHIBIT
NUMBER   TITLE OF EXHIBIT
------   ----------------

    3.1 Articles of Formation of Ridgewood Energy P Fund, LLC dated March 21, 2005 and filed with the Secretary of State of the State of Delaware on March 21, 2005. (1)

    3.2 Limited Liability Company Agreement between Ridgewood Energy Corporation and Investors of Ridgewood Energy P Fund, LLC dated May 16, 2005 Private Offering Memorandum, dated May 16, 2005. (1)

    3.3  Private Offering Memorandum, dated May 16, 2005. (1)

   10.1 Joint Participation Agreement dated July 1, 2005 between Marathon Oil Company and Ridgewood Energy Corporation as Manager for West Cameron 265/266. (1)

   10.2 Offshore Operating Agreement dated July 1, 2005 between Marathon Oil Company and Ridgewood Energy Corporation as Manager of The Ridgewood Energy P Fund, LLC for West Cameron 265/266. (1)

   10.3 Participation Agreement dated September 1, 2005 between Stone Energy Corporation and Ridgewood Energy Corporation as Manager of the Ridgewood Energy P Fund, LLC for South Marsh Island 231. (1)

   10.4 Offshore Operating Agreement dated September 1, 2005 between Stone Energy Corporation and Ridgewood Energy Corporation as Manager of the Ridgewood Energy P Fund, LLC for South Marsh Island 231. (1)

   10.5 Participation Agreement dated June 1, 2006 between Nexen Petroleum Offshore U.S.A. Inc. and Ridgewood Energy P Fund, LLC and Ridgewood Energy T Fund, LLC for West Cameron 109.

   10.6 Joint Participation Agreement dated July 14, 2006 between Marathon Oil Company and Ridgewood Energy Corporation as Manager for Green Canyon Block 246.

   10.7 Offshore Operation Agreement dated June 20, 2006 beteween Newefield Exploration Company and Ridgewood Energy Corporation as Manager of the Ridgewood Energy P Fund,LLC for West Cameron Block 593.

    (1) Previously filed as an exhibit by the same number of the Fund's Form 10 filed on April 21, 2006.


    (2)  Filed herewith.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   November 13, 2006                 RIDGEWOOD ENERGY P FUND, LLC


                                  By: /s/  ROBERT E. SWANSON
                                    Name:  Robert E. Swanson
                                   Title:  President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Manager of Ridgewood Energy P Fund, LLC:

We have audited the accompanying balance sheet of Ridgewood Energy P Fund, LLC (an exploratory stage enterprise) (the "Fund") as of December 31, 2005 and the related statements of operations and other comprehensive loss, changes in members' capital, and cash flows for the period ended December 31, 2005. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgewood Energy P Fund, LLC at December 31, 2005, and the results of its operations and its cash flows for the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11, the accompanying 2005 financial statements have been restated.


/s/ Deloitte & Touche LLP

November 9, 2006
Parsippany, New Jersey

                          RIDGEWOOD ENERGY P FUND, LLC
                        (An exploratory stage enterprise)
                                 BALANCE SHEETS

                                                                      June 30, 2006       December 31, 2005
                                                                      -------------       -----------------
                                                                                              (Restated -
                                                                       (Unaudited)            see note 11)
                          ASSETS
Current assets:
    Cash and cash equivalents                                         $  44,136,130           $   5,532,529
    Short-term investment in marketable securities                       44,356,361              83,770,050
    Prepaid expenses                                                          6,583                  46,110
    Other receivables                                                        12,000                  33,722
                                                                      -------------           -------------

      Total current assets                                               88,511,074              89,382,411
                                                                      -------------           -------------

Salvage fund                                                              1,034,981               1,013,598
                                                                      -------------           -------------

Oil and gas properties
    Advances to operators for working interests and expenditures                  -              24,941,650
                                                                      -------------           -------------

      Total oil and gas properties                                                -              24,941,650
                                                                      -------------           -------------

      Total assets                                                    $  89,546,055           $ 115,337,659
                                                                      =============           =============


           LIABILITIES AND MEMBERS' CAPITAL
Current liabilities:
    Due to operator                                                       3,316,789                       -
    Accrued expenses payable                                                 89,681                  88,200
    Due to affiliates (Note 7)                                                   20                  29,344
                                                                      -------------           -------------

      Total current liabilities                                           3,406,490                 117,544
                                                                      -------------           -------------

Commitments and contingencies (Note 9)

Members' capital:
    Manager:
      Deficit accumulated during the exploratory stage                     (837,294)               (285,892)
      Accumulated other comprehensive income                                      -                     510
                                                                      -------------           -------------

      Manager's total                                                      (837,294)               (285,382)
                                                                      -------------           -------------

    Shareholders:
      Capital contributions (1,335 shares authorized;
         933.0600 shares issued and outstanding)                        138,343,669             138,343,669
      Syndication costs                                                 (15,897,905)            (15,897,905)
      Deficit accumulated during the exploratory stage                  (35,468,905)             (6,990,823)
      Accumulated other comprehensive income                                      -                  50,556
                                                                      -------------           -------------

      Shareholders' total                                                86,976,859             115,505,497
                                                                      -------------           -------------

      Total members' capital                                             86,139,565             115,220,115
                                                                      -------------           -------------

      Total liabilities and members' capital                          $  89,546,055           $ 115,337,659
                                                                      =============           =============

  The accompanying notes are an integral part of these financial statements.

                          RIDGEWOOD ENERGY P FUND, LLC
                        (An exploratory stage enterprise)
              STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

                                                                                 For the period       For the period
                                                                                 March 21, 2005       March 21, 2005
                                                              Six months          (Inception)          (Inception)
                                                                ended               through              through
                                                            June 30, 2006      December 31, 2005      June 30, 2006
                                                            -------------      -----------------      -------------
                                                                                  (Restated -
                                                             (Unaudited)          see note 11)        (Unaudited)
Revenue
    Oil and gas revenue                                      $          -           $          -       $          -
                                                             ------------           ------------       ------------

Expenses
    Dry-hole costs                                             29,036,935                581,450         29,618,385
    Investment fees to affiliate  (Note 7)                             --              6,280,891          6,280,891
    Management fees to affiliate (Note 7)                       1,729,302              1,851,342          3,580,644
    Other general and administrative expenses                     222,740                127,687            350,427
                                                             ------------           ------------       ------------

      Total expenses                                           30,988,977              8,841,370         39,830,347
                                                             ------------           ------------       ------------

      Loss from operations                                    (30,988,977)            (8,841,370)       (39,830,347)

Other income
    Interest income                                             1,977,393              1,564,655          3,542,048
    Realized (loss) on short-term investments                     (17,900)                     -            (17,900)
                                                             ------------           ------------       ------------

      Total other income                                        1,959,493              1,564,655          3,524,148

      Net loss                                                (29,029,484)            (7,276,715)       (36,306,199)

Other comprehensive (loss) income
    Unrealized (loss) gain on marketable securities               (51,066)                51,066                  -
                                                             ------------           ------------       ------------

      Total comprehensive loss                               $(29,080,550)          $ (7,225,649)       (36,306,199)
                                                             ============           ============        ===========


      Manager - Net  loss                                    $   (551,402)          $   (285,892)      $   (837,294)

      Shareholders - Net loss                                $(28,478,082)          $ (6,990,823)       (35,468,905)
      Net loss per share                                     $    (30,521)          $     (7,492)      $    (38,014)


  The accompanying notes are an integral part of these financial statements.

                          RIDGEWOOD ENERGY P FUND, LLC
                        (An exploratory stage enterprise)
                    STATEMENT OF CHANGES IN MEMBERS' CAPITAL

                                                                      For the six months ended June 30, 2006
                                                                                   (Unaudited)
                                                            # of Shares       Manager       Shareholders        Total
                                                            -------------  -------------    -------------   -------------
Balances, January 1, 2006                                        933.0600  $    (285,382)   $ 115,505,497   $ 115,220,115

Net loss incurred in the exploratory stage                                      (551,402)     (28,478,082)    (29,029,484)
Other comprehensive loss                                                            (510)         (50,556)        (51,066)
                                                            -------------  --------------   -------------   -------------

Balances, June 30, 2006                                          933.0600  $    (837,294)   $  86,976,859   $  86,139,565
                                                            =============  =============    =============   =============


                                                                      For the period March 21, 2005 (Inception)
                                                                             through December 31, 2005
                                                            ------------------------------------------------------------
                                                                             (Restated - see Note 11)
                                                            # of Shares      Manager        Shareholders        Total
                                                            -------------  -------------    -------------   -------------
Balances, March 21, 2005 (Inception)                                   -   $           -    $           -   $           -

Shareholders' capital contributions                              933.0600              -      138,343,669     138,343,669
Syndication costs (included offering fee of $4,885,263 paid
   to the Manager and selling commissions and placement
   fees of $257,800 and $1,383,639, respectively, paid to
   Ridgewood Securities Corporation - Note 7)                                          -      (15,897,905)    (15,897,905)
Net loss incurred in the exploratory stage                                      (285,892)      (6,990,823)     (7,276,715)
Other comprehensive income                                                           510           50,556          51,066
                                                            -------------  -------------    -------------   -------------

Balances, December 31, 2005                                      933.0600  $    (285,382)   $ 115,505,497   $ 115,220,115
                                                            =============  =============    =============   =============


                                                                      For the period March 21, 2005 (Inception)
                                                                                through June 30, 2006
                                                            ------------------------------------------------------------
                                                                                     (Unaudited)
                                                            # of Shares      Manager        Shareholders        Total
                                                            -------------  -------------    -------------   -------------
Balances, March 21, 2005 (Inception)                                    -  $           -    $           -   $           -

Shareholders' capital contributions                              933.0600              -      138,343,669     138,343,669
Syndication costs (included offering fee of $4,885,263 paid
   to the Manager and selling commissions and placement
   fees of $257,800 and $1,383,639, respectively, paid to
   Ridgewood Securities Corporation - Note 7)                                          -      (15,897,905)    (15,897,905)
Net loss incurred in the exploratory stage                                      (837,294)     (35,468,905)    (36,306,199)
                                                            -------------  -------------    -------------   -------------

Balances, June 30, 2006                                          933.0600  $    (837,294)   $  86,976,859   $  86,139,565
                                                            =============  =============    =============   =============



   The accompanying notes are an integral part of these financial statements.

                          RIDGEWOOD ENERGY P FUND, LLC
                        (An exploratory stage enterprise)
                            STATEMENTS OF CASH FLOWS

                                                                                      For the period      For the period
                                                                                      March 21, 2005      March 21, 2005
                                                                      For the six       (Inception)        (Inception)
                                                                     months ended         through            through
                                                                     June 30, 2006   December 31, 2005    June 30, 2006
                                                                     -------------   -----------------    --------------
                                                                                        (Restated -
                                                                      (Unaudited)       see note 11)        (Unaudited)

Cash flows from operating activities
   Net loss                                                        $ (29,029,484)        $  (7,276,715)    $ (36,306,199)
   Adjustments to reconcile net loss to net cash
       used in operating activities
     Dry-hole costs                                                   29,036,935               581,450        29,618,385
     Interest earned on salvage fund                                     (21,383)              (13,598)          (34,981)
     Interest earned on marketable securities                         (1,637,897)             (463,137)       (2,101,034)
     Changes in assets and liabilities
       Decrease (increase) in other receivables                           21,722                (9,722)           12,000
       Decrease (increase) in prepaid expenses                            39,527               (46,110)           (6,583)
       Increase in accrued expense payable                                 1,481                80,200            81,681
       (Decrease) increase in due to affiliates                          (26,949)               10,969           (15,980)
                                                                   -------------         -------------     -------------

       Net cash used in operating activities                          (1,616,048)           (7,136,663)       (8,752,711)
                                                                   -------------         -------------     -------------

Cash flows from investing activities
   Payments to operators for working interests and expenditures                -           (24,941,650)      (24,941,650)
   Capital expenditures for oil and gas properties                      (778,496)             (581,450)       (1,359,946)
   Funding of salvage fund                                                     -            (1,000,000)       (1,000,000)
   Proceeds from the sale of marketable securities                    84,982,100                     -        84,982,100
   Investment in marketable securities                               (43,999,480)          (83,255,847)     (127,255,327)
   Loss on sale of available for sale short-term investment               17,900                     -            17,900
                                                                   -------------         -------------     -------------

       Net cash provided by (used in) investing activities            40,222,024          (109,778,947)      (69,556,923)
                                                                   -------------         -------------     -------------

Cash flows from financing activities
   Contributions from shareholders                                             -           138,343,669       138,343,669
   Syndication costs paid                                                 (2,375)          (15,895,530)      (15,897,905)
                                                                   -------------         -------------     -------------

       Net cash (used in) provided by financing activities                (2,375)          122,448,139       122,445,764
                                                                   -------------         -------------     -------------

       Net increase in cash and cash equivalents                      38,603,601             5,532,529        44,136,130

       Cash and cash equivalents, beginning of period                  5,532,529                     -                 -
                                                                   -------------         -------------     -------------

       Cash and cash equivalents, end of period                    $  44,136,130         $   5,532,529     $  44,136,130
                                                                   =============         =============     =============
Supplemental schedule of non-cash investing activities
       Advances used for capital expenditures in oil
         and gas properties reclassified to Unproved properties    $  24,941,650         $           -     $  24,941,650
                                                                   =============         =============     =============



   The accompanying notes are an integral part of these financial statements.

                          RIDGEWOOD ENERGY P FUND, LLC
                        (An exploratory stage enterprise)
                      NOTES TO AUDITED FINANCIAL STATEMENTS

1. Organization and Purpose

The Ridgewood Energy P Fund, LLC ("Fund"), a Delaware limited liability company, was formed on March 21, 2005 and operates pursuant to a limited liability company agreement ("Agreement") dated as of May 16, 2005 by and among Ridgewood Energy Corporation ("Manager"), and the shareholders of the Fund. Although the date of formation is March 21, 2005, the Fund did not begin operations until May 16, 2005 when it began its private offering of shares. There were no business activities prior to May 16, 2005.

The Fund was organized to acquire, drill, construct and develop oil and natural gas properties located in the United States offshore waters of Texas, Louisiana and Alabama in the Gulf of Mexico. The Fund has devoted most of its efforts to raising capital and oil and natural gas exploration activities. To date, the Fund has not earned revenue from these operations and is considered in the exploratory stage.

The Manager performs (or arranges for the performance of) the management and administrative services required for Fund operations. Such services include, without limitation, the administration of shareholder accounts, shareholder relations and the preparation, review and dissemination of tax and other financial information. In addition, the Manager provides office space, equipment and facilities and other services necessary for Fund operations. The Manager also engages and manages the contractual relations with outside custodians, depositories, accountants, attorneys, broker-dealers, corporate fiduciaries, insurers, banks and others as required (Notes 2, 6 and 7).

2. Summary of Significant Accounting Policies

     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Manager reviews its estimates, including those related to amounts advanced to and billed by operators, determination of proved reserves, impairment allowances and environmental liabilities. Actual results may differ from those estimates.

     Advances to Operators for Working Interests and Expenditures

     Each participation agreement that the Fund executes for an exploratory project requires the Fund to make a payment to the working interest owner for the Fund's ownership rights and working interest in the project. The Fund accounts for such payments as advances to operators for working interests and expenditures. As drilling costs are incurred, the payments are capitalized as unproved properties.

     Oil and gas natural properties

Investments in oil and natural gas properties are operated by unaffiliated entities ("Operators") who are responsible for drilling, administering and producing activities pursuant to the terms of the applicable Operating Agreements with working interest owners. The Fund's portion of exploration, drilling, operating and capital equipment expenditures relating to the wells are advanced and billed by Operators through authorization for expenditures.

The successful efforts method of accounting for oil and natural gas producing activities is followed. Acquisition costs are capitalized when incurred. Other oil and natural gas exploration costs, excluding the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending the determination of whether the wells have discovered proved commercial reserves. If proved commercial reserves have not been found, exploratory drilling costs are expensed to dry-hole expense. Costs to develop proved reserves, including the costs of all development wells and related facilities and equipment used in the production of crude oil and natural gas, are capitalized. Expenditures for ongoing repairs and maintenance of producing properties are expensed as incurred.

Upon the sale or retirement of a proved property (i.e. a producing well), the cost and related accumulated depletion and amortization will be eliminated from the property accounts, and the resultant gain or loss is recognized. On the sale or retirement of an unproved property, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed for impairment. It is not the Manager's intention to sell any of the Fund's property interests.

Capitalized acquisition costs of producing oil and natural gas properties after recognizing estimated salvage values are depleted by the unit-of-production method.

     Revenue Recognition

Oil and natural gas sales are recognized when delivery is made by the operator to the purchaser and title is transferred (i.e., production has been delivered to a pipeline or transport vehicle). The Fund has not earned revenue from inception to date.

The volume of oil and natural gas sold on the Fund's behalf may differ from the volume of oil and natural gas the Fund is entitled to. The Fund will account for such oil and natural gas production imbalances by the entitlements method. Under the entitlements method, the Fund will recognize a receivable from other working interest owners for volumes oversold by other working interest owners, and a payable to other working interest owners for volumes oversold by the Fund. For the period March 21, 2004 (Inception) through June 30, 2006 (unaudited), there were no oil or natural gas balancing arrangements between the Fund and other working interest owners.

     Interest Income

Interest income is recognized when earned.

     Syndication Costs

Direct costs associated with offering the Fund's shares including professional fees, selling expenses and administrative costs payable to the Manager, an affiliate of the Manager and outside brokers are reflected as a reduction of shareholders' capital.

     Asset Retirement Obligations


For oil and natural gas properties, there are obligations to perform removal and remediation activities when the properties are retired. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), effective for years beginning after December 15, 2002. SFAS No. 143 requires the Fund to record a separate liability for the discounted present value of the Fund's asset retirement obligations, with an offsetting increase to the related oil and natural gas properties on the balance sheet. When a project reaches drilling depth and is determined to be either proved or dry, an asset retirement obligation is incurred. Plug and abandonment costs associated with unsuccessful projects are expensed as incurred as dry-hole costs.

                                           June 30, 2006      December 31, 2005
                                           -------------      -----------------
                                            (Unaudited)
   Balance - Beginning of period            $       -           $        -

   Liabilities incurred                       392,791                    -
   Liabilities settled                       (392,791)                   -
   Accretion expense                                -                    -

                                            ---------           ----------

   Balance - End of period                  $       -           $        -
                                            =========           ==========

In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). This interpretation clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity incurring the obligation. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability, rather than the timing of recognition of the liability, when sufficient information exists. FIN 47 was effective for calendar year-end entities no later than December 31, 2005. The application of FIN 47 did not have an impact on the Fund's financial position or results of operations.

     Impairment of Long-Lived Assets

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("SFAS No. 144"), long-lived assets, such as oil and natural gas properties, are evaluated when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is made by comparing the carrying values of long-lived assets to the estimated future undiscounted cash flows attributable to the asset. The impairment loss recognized is the excess of the carrying value over the future discounted cash flows attributable to the asset or the estimated fair value of the asset. As of June 30, 2006 (unaudited) and December 31, 2005 no impairments were recorded.

     Depletion and Amortization

Depletion and amortization of the cost of proved oil and natural gas properties are calculated using the units of production method. Proved developed reserves are used as the base for depleting the cost of successful exploratory drilling and development costs. The sum of proved developed and proved undeveloped reserves is used as the base for depleting (or amortizing) leasehold acquisition costs, the costs to acquire proved properties and platform and pipeline costs. As of June 30, 2006 (unaudited) and December 31, 2005 the Fund did not have proved oil and natural gas reserves.

     Income Taxes

No provision is made for income taxes in the financial statements as the income or losses are passed through and included in the tax returns of the individual shareholders.

     Cash and cash equivalents/Salvage fund

All highly liquid investments with maturities when purchased of three months or less are considered as cash and cash equivalents. At times, bank deposits may be in excess of federal insured limits. As of June 30, 2006 (unaudited) and December 31, 2005, respectively, bank balances, inclusive of the salvage fund, exceeded federally insured limits by approximately $4.7 and $5.3 million. The Fund maintains bank deposits with accredited financial institutions to mitigate such risk. Cash and cash equivalents of approximately $39.3 million and nil are investments in three month US Treasury Notes as of June 30, 2006 (unaudited) and December 31, 2005, respectively.

     Income and Expense Allocation

Profits and losses are to be allocated 85% to shareholders in proportion to their relative capital contributions and 15% to the Manager, except for certain expenses, such as dry-hole costs and fiduciary fees, and interest income, which are allocated 99% to shareholders and 1% to the Manager.

3. Recent Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157") which applies under most other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 provides a common definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants. The new standard also provides guidance on the methods used to measure fair value and requires expanded disclosures related to fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Fund does not expect this guidance to have a material impact on the financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires, unless impracticable, retrospective application to prior periods' financial statements of changes in accounting principle where transition is not specified by a new accounting pronouncement. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 had no impact on the financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", ("FIN 46") which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 31, 2003, and apply in the first fiscal period ending after March 15, 2004, for variable interest entities created prior to January 1, 2004. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46R") to clarify some of the provisions and to exempt certain entities from its requirements. The Fund has applied the provisions of FIN 46R effective December 21, 2004, with no impact on the financial statements.

FASB Staff Position ("FSP") 115-1 and 124-1, the Meaning of Other Than Temporary Impairment and its Application to Certain Investments ("FSP 115-1 and 124-1"). This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of the impairment loss. It also requires certain disclosures about unrealized losses that have not been recognized as other than temporary impairments. This guidance applies to equity securities that have a readily determinable fair value and all debt securities. It does not apply to investments accounted for under the equity method. An investment is impaired if its fair value is less than its cost, as assessed at the individual security level. When an investment is impaired, the investor is required to evaluate whether the impairment is other than temporary. If other than temporary, the unrealized loss must be recognized. For all investments in an unrealized loss position for which other than temporary impairments have not been recognized, the investor should disclose by category of investment the amount of unrealized losses and the fair value of investments with unrealized losses and related narrative disclosures. FSP 115-1 and 124-1 was effective for reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 and 124-1 had no impact on the financial statements.

4. Unproved Properties - Capitalized Exploratory Well Costs

In April 2005, FASB issued FSP 19-1, "Accounting for Suspended Well Costs", ("FSP 19-1"). This FSP was issued to address whether there were circumstances that would permit the continued capitalization of exploratory well costs beyond one year, other than when further exploratory drilling is planned and major capital expenditures would be required to develop the project. FSP 19-1 requires the continued capitalization of suspended well costs if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the entity is making sufficient progress assessing these reserves and the economic and operating viability of the project. All relevant facts and circumstances should be evaluated in determining whether an entity is making sufficient progress assessing the reserves and FSP 19-1 provides several indicators in this evaluation. FSP 19-1 prohibits continued capitalization of suspended well costs on the chance that market conditions will change or technology will be developed to make the project economic.

The Fund adopted FSP 19-1 during the third quarter of 2005. Leasehold acquisition and exploratory drilling costs are capitalized pending determination of whether the well has found proved reserves. Unproved properties are assessed on a quarterly basis by evaluating and monitoring if sufficient progress is made on assessing the reserves. Capitalization costs are expensed as dry-hole costs in the event that reserves are not found or are not in sufficient quantities to complete the well and develop the field. Dry-hole costs were approximately $29.0 million, $0.6 million and $29.6 million for the six months ended June 30, 2006 (unaudited), for the period ended December 31, 2005 and for the period March 21, 2005 (Inception) through June 30, 2006 (unaudited), respectively.

As of June 30, 2006 (unaudited) and December 31, 2005, the Fund had no unproved properties greater than one year.

5. Short-term investments in Marketable Securities inclusive of Salvage Fund

Short-term investments are comprised of US Treasury Notes with maturities greater than six months and are considered held-to-maturity investments. Held-to-maturity securities are those investments that the Fund has the ability and intent to hold until maturity. Held-to maturity investments are recorded at cost plus accrued income, adjusted for the amortization of premiums and discounts, which approximate market value. Interest income is accrued as earned. Held to maturity investments as of June 30, 2006 (unaudited) mature in July 2006.

The Fund had no short-term investments considered available for sale as of June 30, 2006 (unaudited). Available for sale investments as of December 31, 2005 matured in May 2006. The following table is a summary of short-term investments considered available for sale as of December 31, 2005.

                                            As of December 31, 2005
                           ---------------------------------------------------
                                                 Gross
                                               Unrealized           Fair
                                Cost             Gains             Value
                           ---------------   ---------------   ---------------
  Available-for-Sale
    U.S. Treasury Notes       $83,718,984          $ 51,066       $83,770,050

6. Distributions

Distributions to shareholders are allocated in proportion to the number of shares held.

The Manager will determine whether Available Cash from Operations, as defined in the Fund's Operating Agreement, is to be distributed. Such distribution will be allocated 85% to the shareholders and 15% to the Manager, as defined in the Fund's Operating Agreement.

Available Cash from Dispositions, as defined in the Fund's Operating Agreement, will be paid 99% to shareholders and 1% to the Manager until the shareholders have received total distributions equal to their capital contributions. After shareholders have received distributions equal to their capital contributions, 85% of Available Cash from Dispositions will be distributed to shareholders and 15% to the Manager.

There have been no distributions made by the Fund.

7. Related Parties

Ridgewood Energy Corporation, the Manager, was paid a one time investment fee of 4.5% of initial capital contributions. Fees are payable for services of investigating and evaluating investment opportunities and effecting transactions when the capital contribution is made. For the period ended December 31, 2005, investment fees were approximately $6.3 million. Of this amount nil and approximately $12 thousand were included in due to affiliates as of June 30, 2006 (unaudited) and December 31, 2005, respectively. In 2006, there were no investment fees.

A management agreement provides that the Manager render management, administrative and advisory services. For such services, the Manager receives an annual management fee, payable monthly, of 2.5% of total capital contributions. Management fees of approximately $1.7 million, $1.9 million and $3.6 million were incurred and paid for the six months ended June 30, 2006 (unaudited), for the period ended December 31, 2005, and for the period from March 21, 2005 (Inception) through June 30, 2006 (unaudited), respectively

The Manager was paid an offering fee which approximated 3.5% of capital contributions to cover expenses incurred in the offer and sale of shares of the Fund. Such offering fee was included in syndication costs (Note 2) of $15.9 million. For the year ended December 31, 2005, offering fees were approximately $4.9 million. Of this amount nil and approximately $10 thousand, were included in due to affiliates as of June 30, 2006 (unaudited) and December 31, 2005, respectively.

From time to time, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business. As of June 30, 2006 (unaudited) and December 31, 2005, the Manager owed the Fund approximately nil and $1 thousand, respectively, for the overpayment of fees which is included in due to affiliates.

In 2005, Ridgewood Securities Corporation, a registered broker-dealer affiliated with the Manager, was paid selling commissions and placement fees of approximately $0.3 million and $1.4 million, respectively, for shares of the Fund sold which are reflected in syndication costs (Note 2). As of June 30, 2006 (unaudited) and December 31, 2005, approximately nil and $9 thousand, respectively, was included in due to affiliates.

None of the compensation to be recieved by the Manager has been derived as a result of arm's length negotiations.

The Fund has working interest ownership in certain projects to acquire and develop oil and natural gas projects with other entities that are likewise managed by the Manager.

8. Fair Value of Financial Instruments

As of June 30, 2006 (unaudited), and for the period ended December 31, 2005, the carrying value of cash and cash equivalents, short-term investments in marketable securities, and salvage fund, approximate fair value. Cash and cash equivalents principally consist of money market funds and short-term investments in US Treasury Notes.

9. Commitments and Contingencies

     Environmental Considerations

The exploration for and development of oil and natural gas involves the extraction, production and transportation of materials which, under certain conditions, can be hazardous or cause environmental pollution problems. The Manager and the Operators are continually taking action they believe appropriate to satisfy applicable federal, state and local environmental regulations and do not currently anticipate that compliance with federal, state and local environmental regulations will have a material adverse effect upon capital expenditures, results of operations or the competitive position of the Fund in the oil and natural gas industry. However, due to the significant public and governmental interest in environmental matters related to those activities, the Manager cannot predict the effects of possible future legislation, rule changes, or governmental or private claims. As of June 30, 2006 (unaudited) and December 31, 2005, there were no known environmental issues that required the Fund to record a liability.

     Salvage Fund

Pursuant to the Fund's Operating Agreement, the Fund deposits in a separate interest-bearing account, or a salvage fund, money to provide for dismantling production platforms and facilities, plugging and abandoning the wells and removing the platforms, facilities and wells after their useful lives, in accordance with applicable federal and state laws and regulations.

Interest earned on the account will become part of the salvage fund; there are no legal restrictions on the withdrawal from the salvage fund.

     Insurance Coverage

The Fund is subject to all risks inherent in the exploration for and development of oil and natural gas. Insurance coverage as is customary for entities engaged in similar operations is maintained, but losses may occur from uninsurable risks or amounts in excess of existing insurance coverage. The occurrence of an event which is not insured or not fully insured could have an adverse impact upon earnings and financial position.

10. Information About Oil and Natural Gas Producing Activities

In accordance with Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities," this section provides supplemental information on oil and natural gas exploration and producting activities of the Fund. Tables I and II provide historical cost information pertaining to capitalized costs, costs incurred in exploration, property acquisitions and development, and results of operations. As of December 31, 2005, the Fund did not have any proved reserves to warrant additional disclosures.

The Fund is engaged solely in oil and natural gas activities, all of which are located in the United States offshore waters of Texas, Louisiana and Alabama in the Gulf of Mexico.

Table I - Capitalized Costs Related to Oil and Natural Gas Exploration and Producing Activities

                                                                         December 31, 2005
                                                                         -----------------
Property acquisition costs                                               $      24,941,650
Exploratory drilling costs                                                               -
                                                                         -----------------
   Unproved oil and natural gas properties                               $      24,941,650
                                                                         =================

Table II - Costs Incurred in Exploration, Property Acquisitions and Development

                                                                          For the period
                                                                           March 21, 2005
                                                                        (Inception) through
                                                                         December 31, 2005
                                                                         -----------------
Property acquisition costs                                               $      24,941,650
Exploration drilling costs                                                         581,450
                                                                         -----------------
Total incurred in exploration, property acquisitions and development     $      25,523,100
                                                                         =================

11. Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Fund's financial statements as of and for the period December 31, 2005, management identified accounting errors. Accordingly, the Fund has restated the 2005 financial statements in this Form 10/A (Amendment No. 1).

The financial statements as of December 31, 2005 and for the period ended December 31, 2005 have been restated to reflect the following adjustments:

       o Advances to operators for working interests and expenditures which were erroneously written off as dry hole costs have been corrected, resulting in a $7.0 million increase in advances to operators for working interests and expenditures and a corresponding decrease in dry hole costs.

       o Interest income, which was erroneously recorded as unrealized gains in accumulated other comprehensive income, has been corrected, resulting in a $0.5 million increase in interest income and a corresponding decrease in accumulated other comprehensive income.
       o Advances to operators for working interests and expenditures, which were erroneously recorded as due from operator, were corrected, resulting in a $0.9 million increase in advances to operators for working interests and expenditures and a corresponding decrease in due from operator.
       o Advances to operators for working interests and expenditures, which were erroneously recorded as unproved properties, were corrected, resulting in a $17.0 million increase in advances to operators for working interests and expenditures and a corresponding decrease in unproved properties.
       o Dry hole costs, which were not recorded, were corrected, resulting in a $0.6 million increase in dry hole costs and a corresponding decrease in unproved properties.

The above corrections resulted in a $6.9 million decrease in net loss, which resulted in a $6.8 million decrease in shareholders' deficit accumulated during the exploratory stage and a $0.1 million decrease in manager's deficit accumulated during the exploratory stage (the effects of such restatements are also included in the statement of changes in members' capital for the period ended December 31, 2005).

The following tables summarize the effects of the restatement on the Fund's 2005 balance sheet and statement of operations and other comprehensive income:

Balance Sheet  Effects:

                                                            December 31, 2005
                                                              As Previously                               December 31, 2005
                                                                Reported              Adjustments            As Restated
                                                            ---------------------------------------------------------------
Assets:
   Due from Operator                                                 938,000            (938,000)                     -

     Total current assets                                         90,320,411            (938,000)             89,382,411

   Advance to operators for working interests
      and expenditures                                                     -          24,941,650              24,941,650
   Unproved properties                                            17,585,100         (17,585,100)                      -

     Total oil and gas properties                                 17,585,100           7,356,550              24,941,650


     Total assets                                              $ 108,919,109         $ 6,418,550           $ 115,337,659


   Manager:
     Deficit accumulated during the exploratory stage               (418,648)            132,756                (285,892)
     Accumulated other comprehensive income                            5,142              (4,632)                    510

     Manager's total                                                (413,506)            128,124                (285,382)

   Shareholders:
     Deficit accumulated during the exploratory stage            (13,739,754)          6,748,931              (6,990,823)
     Accumulated other comprehensive income                          509,061            (458,505)                 50,556

     Shareholders' total                                         109,215,071           6,290,426             115,505,497

     Total members' capital                                      108,801,565           6,418,550             115,220,115

     Total liabilities and members' capital                    $ 108,919,109         $ 6,418,550           $ 115,337,659

Statement of Operations and Other Comprehensive Loss Effects:

                                                            For the Period Ended
                                                             December 31, 2005                            For the Period Ended
                                                               As Previously                               December 31, 2005
                                                                  Reported             Adjustments            As Restated
                                                            ----------------------------------------------------------------
Expenses
    Dry-hole costs                                             $  7,000,000          $ (6,418,550)         $    581,450

       Total expenses                                            15,259,920            (6,418,550)            8,841,370

       Loss from operations                                     (15,259,920)            6,418,550            (8,841,370)

Other income
    Interest income                                               1,101,518               463,137             1,564,655

    Total other income                                            1,101,518               463,137             1,564,655

       Net loss                                                 (14,158,402)            6,881,687            (7,276,715)

Other comprehensive income (loss)
    Unrealized gain (loss) on marketable securities                 514,203              (463,137)               51,066

       Total comprehensive loss                                $(13,644,199)         $  6,418,550          $ (7,225,649)


       Manager - Net  loss                                     $   (418,648)         $    132,756          $   (285,892)

       Shareholders - Net loss                                 $(13,739,754)         $  6,748,931          $ (6,990,823)
       Net loss per share                                      $    (14,725)         $      7,233          $     (7,492)



The restatements noted above had the following effects on the statement of cash flows for the period ended December 2005:

Cash Flow Effects:


                                                            For the Period Ended
                                                             December 31, 2005                            For the Period Ended
                                                               As Previously                               December 31, 2005
                                                                  Reported             Adjustments            As Restated
                                                            ---------------------    -----------------    --------------------
Cash flows from operating activities
    Net loss                                                  $ (14,158,402)         $  6,881,687          $ (7,276,715)
    Adjustments to reconcile net loss to net cash
        used in operating activities
      Dry-hole costs                                              7,000,000            (6,418,550)              581,450
      Interest earned on marketable securities                            -              (463,137)             (463,137)
      Increase in due from operator                                (938,000)              938,000                     -

        Net cash used in operating activities                    (8,074,663)              938,000            (7,136,663)
Cash flows from investing activities
      Payments to operators for working interests
         and expenditures                                                 -           (24,941,650)          (24,941,650)
      Capital expenditures for oil and gas properties           (24,585,100)           24,003,650              (581,450)

        Net cash used in investing activities                  (108,840,947)             (938,000)         (109,778,947)
